The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities and we are not soliciting offers to buy the securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to
General Instruction
II.L. of Form F-10
File Nos. 333-145395
and 333-147767

Subject to Completion
Preliminary Prospectus Supplement dated September 8, 2008

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 22, 2007 as amended by
Amendment No. 1 dated December 3, 2007)
U.S.$

Agrium Inc.

               % Debentures due          ,

     The debentures due          ,      will bear interest at the rate of  % per year. We will pay interest on the debentures semi-annually on           and           of each year, beginning          , 2009. The debentures will mature on          ,          . The debentures will be our direct, senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The debentures will be issued only in denominations of U.S.$2,000 and integral multiples of U.S.$1,000. The effective yield on the debentures if held to maturity will be     %. The reporting currency of the debentures will be United States dollars.

     We may redeem the debentures, in whole or in part, at any time and from time to time at our option at the “make-whole” redemption prices described in this Prospectus Supplement. We may also redeem the debentures, in whole but not in part, in the event certain changes affecting Canadian withholding taxes occur. We will be required to make an offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein). The debentures are not subject to any sinking fund provisions.

     Investing in the debentures involves certain risks. See “Risk Factors” in this Prospectus Supplement on page S-14 and in the accompanying Prospectus on page 6.

     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian GAAP (as defined herein), and they are subject to Canadian auditing and auditor independence standards. Therefore, they may not be comparable to the financial statements of U.S. companies in certain respects.

     You should be aware that the purchase of the debentures may have tax consequences both in the United States and Canada. This Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and consult with your tax advisor. See “Certain Income Tax Considerations”.

     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus Supplement and the accompanying Prospectus are residents of Canada, and a portion of our and their assets are located outside the United States.

	Per Debenture	Total

Public offering price(1)%		U.S.$
Underwriting commission	%	U.S.$
Proceeds, before expenses, to Agrium Inc.	%	U.S.$
     (1) Plus accrued interest, if any, from          , 2008, if settlement occurs after that date

     Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission or similar authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offence.

     The debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”) on or about September      , 2008.

Joint Book-Running Managers

Merrill Lynch & Co.	UBS Investment Bank
Lead Manager
RBC Capital Markets

Senior Co-Managers

BMO Capital Markets	Scotia Capital

Co-Managers

CIBC World Markets	TD Securities	BNP PARIBAS	HSBC

The date of this Prospectus Supplement is          , 2008.

PROSPECTUS SUPPLEMENT

AMENDMENT NO. 1

Page

Amendments	1

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the debentures that we are offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying short form base shelf prospectus dated August 22, 2007, as amended by Amendment No. 1 dated December 3, 2007, and as may be further amended or supplemented (the “Prospectus”), provides more general information, some of which may not apply to the debentures offered hereunder. Both this Prospectus Supplement and the accompanying Prospectus include important information about us, the debentures and other information you should know before investing in the debentures.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the debentures hereby. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus. See “Documents Incorporated by Reference in the Prospectus” in this Prospectus Supplement and “Where You Can Find More Information” in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein for the purposes of this offering, shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement, in light of the circumstances in which it was made, not misleading. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

You should rely only on the information contained in this Prospectus Supplement and contained or incorporated by reference in the accompanying Prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus, as well as information we have previously filed or may subsequently file with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated in the accompanying Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, all references in this Prospectus Supplement and the accompanying Prospectus to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries, Agrium Inc.’s proportionate share of joint ventures, including through its 50 percent ownership interest in Profertil S.A., and any partnership of which Agrium Inc. and its subsidiaries are the partners, including the Agrium Partnership (as defined herein).

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in the accompanying Prospectus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. GAAP. You should refer to our audited supplemental note entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2007, 2006 and 2005” (“Annual GAAP Reconciliation”), which is incorporated by reference in the accompanying Prospectus, for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP, respectively.

The UAP financial information contained in this Prospectus Supplement and included in the UAP BAR (as defined herein), which is incorporated by reference in the accompanying Prospectus, has been derived from the audited consolidated financial statements of UAP Holding Corp. (“UAP”) and its subsidiaries (collectively, the “UAP Group”) as at February 24, 2008 and February 25, 2007 and for each of the years then ended prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 24, 2008 to Canadian GAAP).

When used in this Prospectus Supplement in reference to UAP, the phrase “fiscal 2008” refers to the fiscal year of UAP ended February 24, 2008, the phrase “fiscal 2007” refers to the fiscal year of UAP ended February 25, 2007, and the phrase “fiscal 2006” refers to the fiscal year of UAP ended February 26, 2006.

EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the accompanying Prospectus, references to “dollars”, “$” and “U.S.$” are to United States dollars, and references to “Cdn.$” are to Canadian dollars. We use the United States dollar as our reporting currency and, accordingly, our financial statements and management’s discussion and analysis incorporated by reference in the accompanying Prospectus report all amounts in United States dollars unless otherwise noted. The exchange rate between the Canadian dollar and the United States dollar used in this Prospectus Supplement and the accompanying Prospectus varies depending on the date of the information contained herein.

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of each of the periods indicated; (ii) the average of the exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

						Six Months Ended
	Year Ended December 31,					June 30,
	2003	2004	2005	2006	2007	2007	2008

Rate at end of period	0.7738	0.8310	0.8579	0.8582	1.0120	0.9404	0.9818
Average rate for period	0.7139	0.7682	0.8254	0.8818	0.9309	0.8815	0.9931
High for period	0.7738	0.8493	0.8690	0.9100	1.0908	0.9453	1.0291
Low for period	0.6349	0.7258	0.7872	0.8528	0.8437	0.8437	0.9714

On September 5, 2008, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn.$1.00 = U.S.$0.9401.

SUMMARY

The following is a summary of certain information contained in this Prospectus Supplement and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein.

Agrium

We are a retailer of agricultural products and services in the United States as well as Argentina and Chile, and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2007, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. Our three operating segments are Retail, Wholesale and Advanced Technologies (each as defined herein). See “Agrium”.

Retail

Our Retail operating segment (“Retail”) markets crop nutrients, crop protection products, seeds, and custom application and other agronomic services to farmers through over 800 facilities, including farm centers, distribution centers and terminals, in the United States, Argentina and Chile. These facilities include approximately 380 facilities, including farm centers, distribution centers and terminals, that we acquired upon completion of the UAP Acquisition (as defined herein) on May 7, 2008. The balance of the description of Retail under this heading does not reflect the retail business of UAP. For a description of the business of UAP, see “UAP Acquisition — Business of UAP”.

Our Retail business is predominantly based in the United States where our Retail subsidiaries conduct business activities in 30 states. Retail’s market is predominantly retail sales directly to farm customers, but it also includes some wholesale activity in the United States and Chile.

Crop nutrients typically account for more than 50 percent of Retail’s total net sales. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field based on soil fertility tests or petiole samples. We offer custom crop nutrient application services and employ a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of our crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Retail’s crop protection business now accounts for approximately 25 percent of Retail’s total net sales, but has declined some in recent years due to the growth in genetically modified seed (“GMO”), which has reduced the use of crop protection products primarily on the large-acre crops of corn, soybeans and cotton. High-value specialty crops, like those grown in the California and Arizona markets, have not been as severely affected by the growth in GMO seeds. Similar to crop nutrient application, we employ a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

In concert with the advent of GMO seed, Retail has significantly grown its seed business with an average annual compound growth rate of 19 percent over the last ten years. Retail offers private label seed throughout its United States sales regions east of the Rockies. In addition to private label seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

Retail offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. We own and operate a laboratory in California where soil and petiole tests are performed. In our Western United States sales regions we use a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations.

Wholesale

Our Wholesale operating segment (“Wholesale”) manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

We own and operate five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the Northwestern and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture interest in a major nitrogen facility located in Bahia Blanca, Argentina (“Profertil”) through its ownership interest in Profertil S.A. Product from Profertil is sold within Argentina and to other South American destinations. We also own and operate a number of facilities that upgrade ammonia and urea to other products such as nitrogen solutions (“UAN”) and nitric acid. Total capacity of these nitrogen plants is more than six million product tonnes.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes. Approximately 45 percent of Vanscoy’s potash production is sold internationally.

Our Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, United States. Total capacity of these plants is 1.3 million product tonnes. Products produced at these plants are primarily marketed within North America.

In addition to the above production plants, we operate several fertilizer granulation and blending plants in the United States.

We have an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Cornbelt, Great Plains and Southeast regions of the United States.

Advanced Technologies

Our Advanced Technologies operating segment (“Advanced Technologies”) is comprised of crop nutrient technologies and professional products, including the controlled-release crop nutrient and professional products businesses of Nu-Gro and Pursell, as well as the operating segment’s legacy controlled-release products. Advanced Technologies utilizes urea produced at our Wholesale Carseland facility in its production of Environmentally Smart Nitrogen, or “ESN”.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients that are sold to the crop nutrient industry worldwide. Advanced Technologies has numerous exclusive arrangements with distributors in North America and other arrangements with distributors in certain other countries. Crop nutrient technology products are produced in four production facilities located in the United States at Sylacauga, Alabama and Louisiana, Missouri; and in Canada at Courtright, Ontario and Carseland, Alberta.

Professional products include crop nutrients and pest control products in Canada for the professional turf market (golf courses and lawn care companies) and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed directly to end users through an extensive network of distributors across Canada and are produced in two Canadian production facilities located in Putnam, Ontario and Brighton, Ontario.

Corporate Strategy

Our strategy is to grow across the value chain through acquisitions and incremental expansion of our existing operations and through the development, commercialization and marketing of new products and international opportunities.

UAP Acquisition

Overview

On December 2, 2007, we entered into an agreement and plan of merger (the “UAP Merger Agreement”) among us, Utah Acquisition Co. (“Merger Sub”), our indirect wholly-owned subsidiary, and UAP pursuant to which Agrium U.S. Inc., our indirect wholly-owned subsidiary, commenced a tender offer (the “Tender Offer”) on December 10, 2007 to purchase all of the outstanding shares of common stock of UAP (“UAP Shares”), on the basis of U.S.$39.00 in cash for each UAP Share (the “Offer Price”). We extended the Tender Offer on each of January 9, 2008, January 18, 2008, February 25, 2008, March 14, 2008 and April 18, 2008.

On May 2, 2008, the Tender Offer expired and we subsequently accepted all of the UAP Shares tendered in the Tender Offer. On May 7, 2008, Merger Sub completed a merger with and into UAP, with UAP continuing as the surviving corporation (the “Merger”), resulting in us owning all of the UAP Shares (the “UAP Acquisition”).

We paid aggregate cash consideration for the UAP Acquisition of approximately U.S.$2.158 billion, comprised of approximately U.S.$2.065 billion to acquire 100 percent of the UAP Shares and the balance for payment of the “in-the-money” amount of UAP options, restricted stock units and deferred equity units and costs of UAP incurred in connection with the acquisition. In addition, on May 5, 2008, we repaid approximately U.S.$670 million of indebtedness of UAP, which included approximately U.S.$28 million of current liabilities plus all of the outstanding indebtedness under the credit facilities made available to a wholly-owned subsidiary of UAP (the “UAP Credit Facilities”), and the UAP Credit Facilities were cancelled.

We financed the UAP Acquisition and the repayment of all indebtedness under the UAP Credit Facilities using total cash of approximately U.S.$2.828 billion, comprised of (i) approximately U.S.$1.322 billion, representing the net proceeds from our offering of an aggregate of 23,706,800 common shares completed on December 18, 2007 and December 20, 2007 (the “Common Share Offering”), (ii) borrowings of approximately U.S.$555 million under the Tranche B Facility (as defined herein), (iii) borrowings of approximately U.S.$460 million under the Tranche C Facility (as defined herein), (iv) borrowings of approximately U.S.$199 million under the Existing Credit Facilities (as defined herein), (v) available cash of Agrium of approximately U.S.$205 million, and (vi) available cash of UAP of approximately U.S.$87 million.

Business of UAP

Prior to the UAP Acquisition, UAP was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products including chemicals, fertilizer and seed to farmers, commercial growers, and regional dealers. In addition to its agricultural input product offering, UAP provides a broad array of value-added services including crop management, biotechnology advisory services, custom fertilizer blending, seed treatment, inventory management and custom applications of crop inputs.

UAP operates a comprehensive network of approximately 380 facilities, including farm centers, distribution centers and terminals, strategically located in major crop-producing areas throughout the United States and Canada, and three formulation plants.

UAP distributes agricultural inputs and professional non-crop products purchased from the world’s leading chemical, fertilizer and seed companies, including BASF, Bayer, ConAgra International Fertilizer Company, Dow AgroSciences, DuPont, Monsanto and Syngenta. In addition to products that UAP purchases from third parties, it markets over 200 proprietary branded products under the Loveland Products, Inc. and Dyna-Gro® brand names.

See “UAP Acquisition — Business of UAP”.

Benefits of the UAP Acquisition

We believe that the UAP Acquisition provides us with the following benefits and strategic advantages:

  Business Fit

One of our key strategic focuses has been to continue to grow across the agriculture value chain, including expanding our retail business. We believe that UAP’s business fits well within our established retail operations, and that UAP’s facilities expand our retail geographic, crop and product coverage. UAP’s emphasis on chemicals balances and complements our focus on nutrients and services. UAP has successfully built a private label business, on which we intend to leverage our own presence in private label agricultural inputs. The UAP Acquisition provides us with over 200 proprietary branded products and more than triples our seed business revenues on a combined basis.

  Enhanced Stability of Earnings and Cash Flows

A core element of our business strategy is to build and maintain a significant North American and international retail presence, which provides a stable earnings and cash flow base relative to the more cyclical wholesale crop nutrient business. The UAP Acquisition nearly doubles the number of our facilities in the United States. Following completion of the UAP Acquisition we are, on a combined basis, the largest North American retailer of crop inputs and services.

  Operational Improvements

We believe that the UAP Acquisition will allow us to realize estimated annual synergies of approximately U.S.$115 million by 2010, the majority of which we expect to achieve by 2009. We expect that these synergies will be achieved primarily by improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies and logistical improvements. We believe that we are well positioned to capture the anticipated synergies, based on our successful integration of the Royster-Clark acquisition in 2006.

  Complementary Business Models

We have traditionally operated our U.S. retail business using a high service operating model which, in addition to meeting our customers’ needs for agricultural inputs, emphasizes delivery of value-added services to customers. UAP’s facilities include a mix of high service locations similar to those operated by us as well as facilities that utilize a low service model that appeals to more price-focused growers. We intend to integrate UAP’s high service facilities with our current retail operations, while preserving and expanding UAP’s low service facilities to continue to service that customer segment.

  Positive Agriculture Market Outlook

We believe the current outlook for global agricultural markets is very strong, and that these positive market conditions will continue to benefit the agricultural input sector. According to statistics released by the United States Department of Agriculture’s World Agricultural Outlook Board, global grain stocks-to-use ratios are at their lowest levels since the early 1970s and we expect grain prices to remain strong as it is anticipated that it will take years of strong grain production to improve the current grain stocks situation given the increasing demand for food, feed, fuel and fibre. In addition, corn, soybean and wheat prices are nearly double their five year averages. The UAP Acquisition nearly doubles our retail presence in the United States in terms of number of facilities and positions us to capitalize on the expected strong market fundamentals, as well as providing a stronger base from which to continue to grow.

Recent Developments

  Acquisition of an Interest in Common Market Fertilizers S.A.

On July 8, 2008, we announced that we completed the acquisition of a 70 percent equity position in Common Market Fertilizers S.A. (“CMF”), one of Western Europe’s largest fertilizer distribution companies that has sold an average of approximately 2.2 million tonnes of product annually over its last three fiscal years. CMF has a large, established customer base across Europe, which includes retailers and cooperatives. CMF operates through subsidiaries in France, Germany, Belgium, the United Kingdom, Italy and Bulgaria, and it also markets products in Spain, the Netherlands, Ireland, Greece, Denmark and South America. CMF’s head office is located in Brussels, Belgium and it currently has about 60 employees located across Europe. The cash consideration paid was approximately U.S.$27 million and we assumed approximately U.S.$183 million of indebtedness of CMF at the time of acquisition (reflecting 100% of the outstanding indebtedness of CMF).

  Egyptian Nitrogen Project

During the second quarter of 2008, the Government of Egypt halted construction of our Egyptian nitrogen project and the Egyptian People’s Assembly voted to recommend the relocation of the project from its planned location. Our activities in Egypt are carried out by a subsidiary, known as “EAgrium”, in which we are the 60% shareholder, with other shareholders owning the remaining 40% of EAgrium. The options proposed by the

Government of Egypt at that time included a merger of EAgrium with an existing fertilizer company, the relocation of the EAgrium site or the buy-out of EAgrium’s shareholders.

On August 11, 2008, we announced that we had entered into an agreement with MISR Oil Process Company, S.A.E. (“MOPCO”) of Egypt. Pursuant to the agreement, MOPCO will acquire EAgrium and all related contractual rights and obligations through a share exchange, pursuant to which EAgrium will become a wholly owned subsidiary of MOPCO and the shareholders of EAgrium will become shareholders of MOPCO. We expect the share exchange to be completed in October of 2008 and that the share exchange will result in Agrium holding an approximate 26% equity interest in MOPCO. The agreement is subject to a number of conditions which are expected to be satisfied by October of 2008, including confirmation from the Government of Egypt on certain agreed deliverables and the establishment of an interim financing facility required in order to proceed with the construction of planned expansions on the current MOPCO site, as described below.

MOPCO has recently completed construction of a 675,000 tonne urea facility which is expected to commence commercial production by the start of the fourth quarter of 2008. It is currently intended that, following completion of the share exchange, MOPCO and EAgrium will construct two additional urea trains on the current MOPCO site, which are anticipated to increase the total annual capacity to approximately 2,000,000 tonnes of urea. Following completion of the share exchange, we expect that our share of the annual production would be approximately 175,000 tonnes of urea until the expansion is completed, after which it would increase to approximately 525,000 tonnes.

EAgrium’s current contracts for the engineering, procurement and construction of two urea trains as well as its gas supply agreement, marketing off-take agreement and various other commitments are expected to be retained by EAgrium and used in relation to the second and third production trains which are planned to be constructed on the MOPCO site.

MOPCO plans to arrange a finalized project financing facility for approximately U.S.$1.1 billion after completion of the share exchange which will be utilized to finance all project costs. Under the current financing plan, we are not required to put any further equity into the project beyond the approximately U.S.$280 million of equity we have already contributed to EAgrium.

We anticipate that our ownership in MOPCO will result in earnings contributions beginning in the fourth quarter of 2008 on our share of production, which will be reported as equity earnings.

Summary of the Offering

The following is a brief summary of certain of the terms of this offering. For a more complete description of the terms of the debentures, see “Description of the Debentures” in this Prospectus Supplement and “Description of Debt Securities” in the accompanying Prospectus.

Issuer	Agrium Inc.

Debentures Offered	U.S.$ aggregate principal amount of % debentures due .

Interest Payment Dates	and of each year, beginning , 2009.

Maturity Date	, .

Ranking	The debentures will be our direct, senior unsecured obligations, will rank equally with all of our existing and future senior unsecured debt, and will rank senior to all of our existing and future subordinated debt.

As of June 30, 2008, we had approximately U.S.$2.264 billion of indebtedness outstanding that ranks equally with the debentures. As of June 30, 2008, on a pro forma basis after giving effect to: (i) the repayment of a portion of our outstanding indebtedness under the Tranche B Facility with the approximately U.S.$ million in net proceeds from this offering, (ii) repayment of all outstanding indebtedness under the EAgrium Facility (as defined herein), and (iii) our assumption of approximately U.S.$183 million of indebtedness of CMF at the time of our acquisition of CMF, we had approximately U.S.$ million of indebtedness outstanding that ranks equally with the debentures.

The debentures will also be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries and of “Agrium”, our wholly-owned Alberta general partnership (the “Agrium Partnership”), and our proportionate share of our joint venture liabilities. See “Risk Factors — Risks Relating to the Securities — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying Prospectus.

As of June 30, 2008, our subsidiaries and the Agrium Partnership had, taken together with our proportionate share of our joint venture liabilities, approximately U.S.$2.284 billion of accounts payable and accrued liabilities (excluding intercompany liabilities).

Further Issues	We may from time to time, without notice to, or the consent of, the holders of debentures, create and issue further debentures having the same terms and conditions in all respects as the debentures, except for the issue date, the issue price and the first payment of interest thereon. Additional debentures issued in this manner will be consolidated with and will form a single series with the debentures being offered hereby.

Optional Redemption	We may redeem the debentures, in whole or in part, at any time and from time to time at our option at the “make-whole” redemption prices described in this Prospectus Supplement. See “Description of the Debentures — Optional Redemption” in this Prospectus Supplement.

We may also redeem the debentures at our option, in whole but not in part, at any time on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event certain changes affecting Canadian withholding taxes occur. See “Description of the Debentures — Tax Redemption” in this Prospectus Supplement.

Sinking Fund	None.

Certain Covenants	The Indenture (as defined herein) governing the debentures contains certain covenants that, among other limitations, restrict our ability to amalgamate or consolidate with or merge into a third party or convey, transfer or lease all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis and limit our ability to create certain liens or enter into sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Debt Securities — Covenants” in the accompanying Prospectus.

Change of Control	We will be required to make an offer to purchase the debentures at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a Change of Control Triggering Event (as defined herein), as described under “Description of the Debentures — Change of Control” in this Prospectus Supplement.

Additional Amounts	Any payments made by us with respect to the debentures will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of debentures, we will pay the additional amount necessary so that the net amount received by the holders of the debentures after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. However, no additional amount will be payable in excess of the additional amount that would be payable if the holder was a resident of the United States for purposes of the Canada — U.S. Income Tax Convention (1980), as amended. See “Description of Debt Securities — Additional Amounts” in the accompanying Prospectus.

Use of Proceeds	The net proceeds to us from this offering of debentures will be approximately U.S.$ million. We intend to use the net proceeds of this offering of debentures to repay a portion of the outstanding indebtedness under the Tranche B Facility. See “Use of Proceeds” in this Prospectus Supplement.

Form and Denomination	The debentures will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of a nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Global Securities will be in denominations of U.S.$2,000 and integral multiples of U.S.$1,000. See “Description of the Debentures — The Depositary, Book-Entry and Settlement” in this Prospectus Supplement. Except as described under “Description of the Debentures” in this Prospectus Supplement and “Description of Debt Securities” in the

accompanying Prospectus, debentures in definitive form will not be issued.

Expected Credit Ratings	We expect that the debentures will be assigned a rating of “Baa2” by Moody’s Investors Service (“Moody’s”), “BBB” by Standard & Poor’s Rating Services (“S&P”) and “BBB” by DBRS Limited (“DBRS”). See “Expected Credit Ratings” in this Prospectus Supplement.

The credit ratings expected to be assigned to the debentures by the Rating Agencies (as defined herein) are not recommendations to purchase, hold or sell the debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

Risk Factors	Investment in the debentures involves certain risks. You should carefully consider the information in the “Risk Factors” section of this Prospectus Supplement and in the accompanying Prospectus and all other information included in this Prospectus Supplement and included or incorporated by reference in the accompanying Prospectus before investing in the debentures.

Governing Law	The debentures will be, and the Indenture is, governed by the laws of the State of New York.

Selected Historical and Pro Forma Consolidated Financial Information

The following tables set forth our selected historical consolidated financial information: (i) as at and for each of the years in the three year period ended December 31, 2007; and (ii) as at and for the six month periods ended June 30, 2008 and 2007. The selected historical consolidated financial information as at and for each of the years in the three year period ended December 31, 2007 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the three year period ended December 31, 2007, audited by KPMG LLP. The selected historical consolidated financial information as at and for the six month periods ended June 30, 2008 and 2007 has been derived from and should be read in conjunction with our unaudited consolidated interim financial statements as at and for the six month periods ended June 30, 2008 and 2007. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to our Annual GAAP Reconciliation. See “Documents Incorporated by Reference in the Prospectus”.

The following tables also set forth our selected pro forma consolidated operating statement items for the year ended December 31, 2007 reflecting the UAP Acquisition. The selected pro forma consolidated operating statement items for the year ended December 31, 2007 have been derived from, and should be read in conjunction with: (i) our audited consolidated financial statements as at and for the year ended December 31, 2007; (ii) the audited consolidated financial statements of the UAP Group as at and for the fiscal year ended February 24, 2008 prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at February 24, 2008 to Canadian GAAP) which are attached as Schedule “A” to the UAP BAR; and (iii) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 reflecting the UAP Acquisition and the related financing assumptions as described in the unaudited pro forma financial statements which are attached as Schedule “B” to the UAP BAR. See “Documents Incorporated by Reference in the Prospectus”.

Historical and Pro Forma Consolidated Operating Statement Items

					Six Months
	Year Ended December 31,				Ended
				2007	June 30,
	2005	2006	2007	(Pro Forma)	2007	2008
	(millions of U.S. dollars, except per share amounts)

Net sales	$3,294	$4,193	$5,270	$8,666	$2,855	$4,977

Gross profit	$1,038	$956	$1,598	$2,079	$760	$1,653
Selling, general and administrative and other expenses	392	579	710	998	313	337
Depreciation and amortization	146	169	173	195	84	39
Asset impairment	—	136	—	—	—	—

Earnings before interest expense and income taxes	$500	$72	$715	$886	$363	$1,277

Net earnings	$283	$33	$441	$517	$218	$831

Basic earnings per share	$2.14	$0.25	$3.28	$3.29	$1.63	$5.27
Diluted earnings per share	$2.12	$0.25	$3.25	$3.26	$1.63	$5.24

Historical Consolidated Balance Sheet Items

	As at December 31,			As at June 30,
	2005	2006	2007	2007	2008
	(millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	$300	$109	$1,509	$55	$178
Other current assets	1,067	1,450	2,079	1,742	5,075
Property, plant and equipment	1,285	1,332	1,779	1,381	2,029
Other assets	125	125	221	184	276
Goodwill and intangibles	8	249	251	253	2,381

Total assets	$2,785	$3,265	$5,839	$3,615	$9,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$5	$227	$166	$150	$622
Current portion of long-term debt	30	1	1	1	279
Other current liabilities	579	715	1,100	748	2,451
Long-term debt, less current portion	442	669	783	664	1,621
Other liabilities and non-controlling interests	549	420	697	557	1,089
Shareholders’ equity	1,180	1,233	3,092	1,495	3,877

Total liabilities and shareholders’ equity	$2,785	$3,265	$5,839	$3,615	$9,939

Note:

No adjustment has been made to the selected pro forma consolidated operating statement items or the selected historical consolidated financial information as at and for the six months ended June 30, 2008 presented above to reflect the pending divestiture of six facilities (five of which are UAP facilities and one of which was owned by us prior to the UAP Acquisition) mandated by the Consent Agreement (as defined herein) with the United States Federal Trade Commission (the “FTC”) as we do not expect the financial effects of such divestiture to be material to the financial information as presented. See “UAP Acquisition — FTC Consent Agreement”.

RISK FACTORS

An investment in the debentures involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference therein, you should consider carefully the risk factors set forth herein, as well as the risk factors referenced in the accompanying Prospectus under the heading “Risk Factors”and in our management’s discussion and analysis for the year ended December 31, 2007 and for the three and six month periods ended June 30, 2008, each of which is incorporated by reference in the accompanying Prospectus, under the headings “Key Business Sensitivities”, “Business Risks” and “Outlook, Key Risks and Uncertainties”, respectively.

Risk Factors Relating to the Debentures

  There is no market through which the debentures may be sold

There is no established market for the debentures and purchasers may not be able to resell debentures purchased under this Prospectus Supplement and the accompanying Prospectus. In addition, we do not intend to list the debentures on any securities exchange. This may adversely affect the pricing of the debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the debentures and the extent of issuer regulation.

  We may not be able to repurchase the debentures upon a Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, subject to certain conditions, we will be required to offer to repurchase all outstanding debentures at 101% of their principal amount, plus accrued and unpaid interest. The source of funds for such a repurchase of debentures will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Triggering Event to make required repurchases of debentures tendered. In addition, the terms of our Existing Credit Facilities and our Acquisition Credit Facilities provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under such facilities at that time and to terminate such facilities. Our future debt instruments may contain similar restrictions and provisions. If the holders of the debentures exercise their right to require us to repurchase all of the debentures upon a Change of Control Triggering Event, the financial effect of this repurchase could cause a default under future debt instruments, even if the Change of Control Triggering Event itself would not cause a default. It is possible that we will not have sufficient funds at the time of the Change of Control Triggering Event to complete the required repurchase of the debentures and repayment of our other debt.

  We may issue additional debentures

Under the terms of the Indenture that governs the debentures, we may from time to time without notice to, or the consent of, the holders of the Debt Securities (as defined in the accompanying Prospectus) of a particular series, including the debentures, “reopen” such series and issue additional Debt Securities of that series, which Debt Securities, if of an existing series, will be equal in rank to the Debt Securities of that series in all material respects so that the new Debt Securities may be consolidated and form a single series with such Debt Securities and have the same terms as to status, redemption or otherwise as such Debt Securities.

  We have made only limited covenants in the Indenture for the debentures

The Indenture that governs the debentures does not:

•	establish a sinking fund for the debentures;

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the debentures in the event that we incur operating losses or other liquidity constraints;

•	limit our subsidiaries’ ability to incur indebtedness generally or indebtedness that would effectively rank senior to the debentures;

•	limit our ability to incur any indebtedness, including indebtedness generally or any indebtedness that is equal in right of payment to the debentures;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the debentures.

Risk Factors Relating to Agrium

Because we are a Canadian corporation, certain civil liabilities and judgments may not be enforceable against us

We are incorporated under the laws of Canada. Most of our officers and directors and most of the experts named elsewhere in this Prospectus Supplement and in the accompanying Prospectus are residents of Canada. A portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a shareholder to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

Our international activities, including our operations in Egypt, may be adversely affected by political or economic developments or social instability

Our operations in Egypt may be adversely affected by political or economic developments or social instability, which are not within our control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. With recent record commodity prices, there is a corresponding increase in the risk of nationalization or expropriation and increased taxation in many countries. There can be no assurances that the Government of Egypt will not take these steps in respect of our operations there, including in respect of the ownership interest that we expect to have in MOPCO and our related share of production after the completion of the share exchange agreement between MOPCO and the shareholders of EAgrium. In addition, there can be no assurances that the counterparties to such share exchange agreement will fulfill their obligations under the agreement and, if such counterparties do not fulfill their obligations, there can be no assurances that sufficient remedies will be available to allow us to recoup the investment that we have made to date in Egypt. See “Recent Developments — Egyptian Nitrogen Project”.

In addition, we regularly evaluate opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that could experience economic or political instability and social unrest or military hostilities or could become subject to international sanctions. Some of the foregoing government actions may lead to political, economic, financial or reputational pressures on us from non-governmental organizations, home governments, local residents and investors.

Risk Factors Relating to the UAP Acquisition

We may fail to realize anticipated benefits of the UAP Acquisition, and our efforts to integrate UAP’s business into our existing business could result in the disruption of our ongoing business

We acquired UAP to strengthen our position in the agricultural inputs and professional non-crop products distribution business and to create the opportunity to realize certain other benefits. However, some or all of the expected benefits of the UAP Acquisition may fail to materialize or may not occur within the time periods anticipated by us. Achieving these benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies from integrating UAP’s business into our existing business. The integration of UAP’s business into our business will require the dedication of substantial management effort, time and resources which may divert our management’s focus and our resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees of Agrium and UAP and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the UAP Acquisition.

As a result of the UAP Acquisition, our consolidated indebtedness has materially increased, resulting in an increase in our interest charges and our financial risk

In connection with the UAP Acquisition, we borrowed approximately U.S.$555 million under the Tranche B Facility, approximately U.S.$460 million under the Tranche C Facility and approximately U.S.$199 million under our Existing Credit Facilities, and we repaid approximately U.S.$670 million of indebtedness, which included approximately U.S.$28 million of current liabilities plus all of the outstanding indebtedness under the UAP Credit Facilities, using borrowings under the Acquisition Credit Facilities (as defined herein). Such borrowings represented a material increase in our consolidated indebtedness resulting in an increase in our interest charges and a corresponding increase in our financial risk. We had approximately U.S.$2.344 billion of net indebtedness as of June 30, 2008. We cannot assure you that the increase in our consolidated indebtedness will not have a negative effect on the current credit ratings on our rated long-term debt. Our degree of leverage could have other important consequences for you, including the following:

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	certain of our borrowings, including borrowings under our Existing Credit Facilities and under the Acquisition Credit Facilities, are at variable rates of interest and expose us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt;

•	we may be vulnerable in a downturn in general economic conditions; and

•	we may be unable to make capital expenditures that are important to our growth and strategies.

Under the terms of both our Existing Credit Facilities and the Acquisition Credit Facilities, we are permitted to incur additional debt in certain circumstances. However, doing so could increase the risks described above. Such credit facilities contain certain financial covenants requiring us on a consolidated basis to satisfy specified interest coverage and debt to total capitalization ratios. Such credit facilities also contain covenants restricting our ability to incur liens on our assets, incur additional debt, effect acquisitions or dispositions or changes in our business, merge, amalgamate or undertake similar transactions, or pay dividends on our common shares. These covenants will limit our discretion in the operation of our business. We intend to repay a portion of our outstanding indebtedness under the Tranche B Facility using the net proceeds from this offering of debentures. See “Consolidated Capitalization” and “Use of Proceeds”.

  We are exposed to fluctuations in interest rates

Borrowings under our Existing Credit Facilities and under the Acquisition Credit Facilities bear interest at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase and our net income would decrease. Significant changes in interest rates can increase our interest expense and have a material adverse effect on our results of operations or financial condition.

As a result of the UAP Acquisition, we may face unexpected costs or liabilities related to the existing business of UAP

Although we conducted what we believe to be a prudent level of investigation in connection with the UAP Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, UAP and we may discover that we have acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on our business, financial condition, results of operations and cash flows.

Risk Factors Relating to the Business of UAP

UAP and its customers’ businesses are subject to seasonality and this may affect UAP’s revenues, carrying costs and collection of receivables

UAP and its customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles, and the inherent seasonality of the industry it serves could have a material adverse effect on its business. During fiscal years 2006 through 2008, more than 70 percent of UAP’s net sales occurred during the first and second fiscal quarters of each year due to the condensed nature of the planting and growing seasons. Because interim period operating results reflect the seasonal nature of UAP’s business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. UAP incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

Seasonality also relates to the limited windows of opportunity that UAP’s customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, UAP would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, UAP faces the risk of significant inventory carrying costs should its customers’ activities be curtailed during their normal seasons. These factors can also negatively impact the timing of UAP’s accounts receivable collections as well as the amount of accounts receivables charged to bad debt expense.

  Weather conditions may materially impact the demand for UAP’s products and services

Weather conditions have a significant impact on the farm economy and, consequently, on UAP’s operating results. Weather conditions affect the demand and, in some cases, the supply of products, which in turn may have an impact on UAP’s prices. For example, weather patterns such as flood, drought or frost can cause crop failures which affect the supply of feed and seed and the marketing of grain products, as well as the demand for chemicals, fertilizer, seed and other agronomic supplies. In recent years, UAP has experienced unusually severe weather conditions, including hurricanes, ice storms, floods, wind damage and drought in some states. Adverse weather conditions can also impact the financial position of agricultural producers who do business with UAP, including producers to whom UAP extends credit. This, in turn, may adversely affect the ability of those producers to pay their obligations to UAP in a timely manner. Accordingly, the weather can have a material effect on UAP’s business, financial condition, cash flow, results of operations or liquidity.

  UAP’s industry is very competitive and increased competition could reduce UAP’s sales and profit margins

UAP operates in a highly competitive and fragmented industry, particularly with respect to price and service. UAP’s principal competitors in the distribution of crop production inputs include agricultural cooperatives, international fertilizer producers, major grain companies, multinational corporation-owned distribution outlets, other independent regional and local distributors and brokers. Some of UAP’s competitors may have greater financial, marketing and research and development resources, and/or better name recognition than it does and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, UAP may experience reductions in the profit margins on sales or may be unable to pass future price increases on to its customers, either of which would reduce its profit margins.

Government regulation and agricultural policy may affect the demand for UAP’s products and therefore UAP’s financial viability

Existing and future government regulations and laws may greatly influence how UAP operates its business, its business strategy and ultimately, its financial viability. Existing and future laws may impact the amounts and locations of pesticide and fertilizer applications. The United States Clean Water Act and the equivalent state and local water pollution control laws are designed to protect water quality. Pesticide and fertilizer applications have been identified as a source of water pollution and are currently regulated and may be more closely regulated in the future. This regulation may lead to decreases in the quantity of pesticides and fertilizer applied to crops. The application of fertilizer can also result in the emissions of nitrogen compounds and particulate matter into the air. Compliance with future requirements to limit these emissions under the United States Clean Air Act and the equivalent state and local air pollution control laws may affect the quantity and/or timing of fertilizer used by UAP’s customers.

U.S. governmental policies and regulations may directly or indirectly influence the number of acres planted, the level of inventories, the mix of crops planted, crop prices and the amounts of and locations where pesticides and fertilizer may be applied. The market for UAP’s products could also be affected by challenges brought under the United States Endangered Species Act and by changes in regulatory policies affecting genetically modified seeds.

UAP’s industry is dependent on farm expenditures for crop inputs. Factors that affect the levels of crop input spending could adversely impact UAP’s business

UAP operates in the agricultural inputs distribution industry. UAP’s industry depends on farm expenditures for crop inputs, which, in turn, is dependent upon planted acreage in the United States. The amount of crop input expenditures and planted acreage can be impacted by the following factors:

•	grain prices;

•	crops planted in other parts of the world;

•	the types of crops planted in the United States, including shifts from one type to another which have different levels of input spending requirements;

•	government subsidies, including farm and biofuel subsidies and commodity support programs;

•	government policies, such as federal legislation mandating greater use of renewable fuels, which have led to an increase in ethanol production and a related increase in the amount of corn grown in the United States; and

•	UAP’s customers’ net income levels, which can be impacted by the above factors, as well as interest rates, labour costs, fuel prices and crop input costs.

UAP is subject to expenses, claims, and liabilities under environmental, health and safety laws and regulations

UAP operates in a highly regulated environment. As a producer and distributor of crop production inputs, UAP must comply with federal, state, and local environmental, health and safety laws and regulations. These regulations govern UAP’s operations and its storage, handling, discharge and disposal of a variety of substances. UAP’s operations are regulated at the federal level under numerous laws, including the United States Clean Air Act, the United States Clean Water Act, the United States Resource Conservation and Recovery Act, the United States Occupational Safety and Health Act, and under analogous state laws and regulations. As a formulator, seller and distributor of crop production inputs, UAP is also subject to registration requirements under the United States Federal Insecticide, Fungicide and Rodenticide Act and related state statutes, which require it to provide information to regulatory authorities regarding the benefits and risks of the products it sells and distributes and to update that information. Risk information supplied to governmental authorities by UAP or others could result in the cancellation of products or in limitations on their use. In addition, these laws govern information contained in product labels and in promotional materials, require that products are manufactured in adherence to manufacturing specifications, and impose reporting and recordkeeping requirements relating to production and sale of certain pesticides. Non-compliance with these environmental, health and safety laws can result in significant fines, penalties or restrictions on UAP’s ability to sell or transport products.

Under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, UAP could be held jointly and severally responsible for the removal or remediation of any hazardous substance contamination at facilities that it currently owns or operates, at facilities that it owned or operated in the past, at neighbouring properties to which such contamination has migrated from its facilities, and at third party waste disposal sites to which it has sent waste. UAP could also be held liable for natural resource damages.

UAP may incur substantial costs to comply with these environmental, health and safety laws. It also may incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. From time to time claims have been made against UAP alleging injury arising out of human exposure to these substances or other damage, including property damages. Four such claims are pending in relation to UAP’s Platte facility in Greenville, Mississippi. In addition, UAP may discover currently unknown environmental problems or conditions. The continued compliance with environmental laws, the discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events may subject UAP to material expenditures or liabilities in the future.

The supply and demand of certain commodities has an impact on UAP’s business, and UAP is sensitive to factors outside of its control

UAP buys, sells and holds inventories of various commodities, such as fertilizer and certain chemicals. Its revenues and earnings are affected by market prices for these commodities, which prices generally are influenced by a wide range of factors beyond its control. These factors include the weather, the availability and adequacy of supply, demand for these commodities, both locally and globally, government regulation and policies, and general political and economic conditions. Increases in market prices for the commodities that UAP purchases without a corresponding increase in the prices of its products or its sales volume or a decrease in its other operating expenses, could reduce UAP’s gross profit and/or its net income. At any given time, UAP may have significant prepayments from customers related to future sales of its products. Although UAP strives to maintain inventory levels and/or have purchase orders to fulfill commitments associated with customer prepayments, in a market of short supply or rising prices there is no guarantee that it will achieve normal operating margins on these amounts. Additionally, in a market where prices are decreasing, UAP’s ability to sell its inventory and commitments associated with its vendor prepayments at normal profit margins may be difficult to achieve.

Currency exchange rate changes can adversely affect the pricing and profitability of UAP’s products

UAP currently operates sales and services facilities outside of the United States. It also purchases products and materials from foreign suppliers. Accordingly, UAP is subject to risks associated with operations in foreign countries, including fluctuations in currency exchange rates and additional costs of compliance with local regulations. These costs could adversely affect UAP’s operations and financial results in the future.

UAP’s profitability depends significantly on rebates from its suppliers. If UAP is unsuccessful in negotiating, earning, or collecting rebates, it could have an adverse impact on its business

UAP receives rebates from chemical and seed suppliers based on programs offered to its customers. The programs vary based on product type and specific supplier practice. The majority of the rebate programs run on a crop year basis, typically from September 1st to August 31st, although other periods are sometimes utilized. The majority of these rebates are product-specific and are based on UAP’s sales of that product in a given crop year.

UAP’s ability to negotiate, earn and collect rebates is critical to the success of its business. UAP prices its products to its customers based on the cost of the products less the amount of rebates it expects to receive at the end of the crop year. However, the amount of rebates UAP earns and the nature of its rebate programs are determined by its suppliers and are directly related to the performance of its business. If UAP’s sales in any crop year are lower than expected, either because of poor weather conditions, increased competition, or for any other reason, UAP may earn fewer rebates, and UAP’s gross margins may suffer. Additionally, UAP’s suppliers may reduce the amount of rebates offered under their programs or increase the sales goals or other conditions it must meet to earn rebates to levels that it cannot achieve. Finally, UAP’s ability to negotiate individually for additional rebates may cease or become limited, and its efforts to collect cash rebates periodically throughout the year may be unsuccessful. The occurrence of any of these events could have a material adverse effect on UAP’s business, financial condition, cash flows, results of operations, or liquidity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this Prospectus Supplement and included or incorporated by reference in the accompanying Prospectus constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended), or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together, “forward-looking statements”) are generally identifiable by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2007 incorporated by reference in the accompanying Prospectus, including under the heading “Outlook”, and in our management’s discussion and analysis for the three and six month periods ended June 30, 2008 incorporated by reference in the accompanying Prospectus;

•	our 2008 key corporate goals, including expansion and growth of our business and operations;

•	the outlook for global and North American agricultural markets;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	future crop input volumes, prices and sales;

•	the proposed transaction respecting our nitrogen facility in Egypt;

•	planned expansions in Egypt and related financings;

•	our potential participation in a Chinese joint venture;

•	actions or changes in policy by governments;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	our future results and plans, including our recent acquisitions;

•	the terms of this offering of debentures;

•	our ratings outlook;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors;

•	stock-based compensation;

•	synergies arising from, and our integration plans relating to, the UAP Acquisition; and

•	the financial effects of the pending divestiture of six facilities as mandated by the Consent Agreement with the FTC.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this Prospectus Supplement or in the accompanying Prospectus or in any document incorporated by reference therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

•	general economic, market and business and weather conditions, including: global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price of crop nutrients, seed and crop protection products and raw materials/feedstocks;

•	changes in government policies and legislation regarding agriculture, safety, environment, green house gas and others, including potential imposition of or changes to price controls on fertilizers in certain markets;

•	actions by competitors and others that include changes to industry capacity and utilization rates and product pricing; performance by customers, suppliers, and counterparties to financial instruments, and ability to transport or deliver production to markets;

•	changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets; and fluctuations in foreign exchange rates and tax rates in the jurisdictions in which we operate;

•	future operating rates, production costs and sustaining capital of our Wholesale facilities, including the rate of inflation and availability of skilled labor particularly in Western Canada; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction costs, performance of other parties and political risks associated with our activities in Egypt;

•	strategic risks including: our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and other factors; and

•	integration risks that might cause synergies from the UAP Acquisition to be less than expected, including: UAP’s actual results being different than those upon which we based our expectations; the potential inability to integrate the business of UAP with our existing business as planned or within the times predicted; the potential inability to implement changes in time for the 2008 fall planting season; the potential loss of key personnel; and other industry factors which may affect our and UAP’s businesses generally and thereby impact the demand from growers for crop inputs.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate our acquisitions, including the UAP Acquisition, into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained in this Prospectus Supplement and in the accompanying Prospectus or in any document incorporated by reference therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth herein include the following:

•	continuation of the recent positive agricultural market developments in 2008, including crop prices that remain well above historic levels and crop yields that approximate trend levels;

•	anticipated continuation of tight world fertilizer market conditions for all three major nutrients supporting the continuation of both high prices and margins;

•	high operating rates for the majority of our facilities in 2008, with the exception of routinely scheduled turnarounds at several plants and our Profertil facility that may again be impacted by reduced gas deliverability during the Argentine winter;

•	our ability to successfully integrate within expected time frames, and realize the anticipated benefits of, our acquisitions, including the UAP Acquisition;

•	our ability to operate UAP’s business and achieve margins for its higher service facilities closer to those we currently obtain in our existing retail businesses;

•	our ability to achieve efficiencies in purchasing for the combined retail business, including obtaining vendor rebates;

•	reduced administrative expenses in the combined entity resulting from the UAP Acquisition;

•	the timing for implementation of business practices to effect anticipated synergies from the UAP Acquisition;

•	our success in integrating the retail distribution systems of our business with those of UAP; and

•	our success in integrating supply chain management processes following the UAP Acquisition.

The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2007 incorporated by reference in the accompanying Prospectus and in particular the sections titled “Key Business Sensitivities” and “Business Risks” in such management’s discussion and analysis, and are further discussed in the relevant parts of our management’s discussion and analysis for the three and six month periods ended June 30, 2008 incorporated by reference in the accompanying Prospectus and in particular the section titled “Outlook, Key Risks and Uncertainties” in such management’s discussion and analysis, and are further discussed in the “Risk Factors” section in this Prospectus Supplement and in the accompanying Prospectus. Consequently, all of the forward-looking statements made in this Prospectus Supplement and made or incorporated by reference in the accompanying Prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

AGRIUM

We are a retailer of agricultural products and services in the United States as well as Argentina and Chile and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. For the fiscal year ended December 31, 2007, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. Our three operating segments are Retail, Wholesale and Advanced Technologies.

Retail

Retail markets crop nutrients, crop protection products, seeds, and custom application and other agronomic services to farmers through over 800 facilities, including farm centers, distribution centers and terminals, in the United States, Argentina and Chile. These facilities include approximately 380 facilities, including farm centers, distribution centers and terminals, that we acquired upon completion of the UAP Acquisition on May 7, 2008. The balance of the description of Retail under this heading does not reflect the retail business of UAP. For a description of the business of UAP, see “UAP Acquisition — Business of UAP”.

Our Retail business is predominantly based in the United States where our Retail subsidiaries conduct business activities in 30 states. Retail’s market is predominantly retail sales directly to farm customers, but it also includes some wholesale activity in the United States and Chile.

Crop nutrients typically account for more than 50 percent of Retail’s total net sales. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each customer’s field based on soil fertility tests or petiole samples. We offer custom crop nutrient application services and employ a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of our crop nutrient application rigs are also capable of precision application using GPS technology which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Retail’s crop protection business now accounts for approximately 25 percent of Retail’s total net sales, but has declined some in recent years due to the growth in GMO, which has reduced the use of crop protection products primarily on the large-acre crops of corn, soybeans and cotton. High-value specialty crops, like those grown in the California and Arizona markets, have not been as severely affected by the growth in GMO seeds. Similar to crop nutrient application, we employ a large fleet of crop protection application equipment. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight.

In concert with the advent of GMO seed, Retail has significantly grown its seed business with an average annual compound growth rate of 19 percent over the last ten years. Retail offers private label seed throughout its United States sales regions east of the Rockies. In addition to private label seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

Retail offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. We own and operate a laboratory in California where soil and petiole tests are performed. In our Western United States sales regions we use a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations.

Wholesale

Wholesale manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

We own and operate five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the Northwestern and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. Wholesale has a 50 percent joint venture interest in Profertil through its ownership interest in Profertil S.A. Product from Profertil is sold within Argentina and to other South American destinations. We also own and operate a number of facilities that upgrade ammonia and urea to other products such as UAN and nitric acid. Total capacity of these nitrogen plants is more than six million product tonnes.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes. Approximately 45 percent of Vanscoy’s potash production is sold internationally.

Our Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied by our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, United States. Total capacity of these plants is 1.3 million product tonnes. Products produced at these plants are primarily marketed within North America.

In addition to the above production plants, we operate several fertilizer granulation and blending plants in the United States.

We have an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Cornbelt, Great Plains and Southeast regions of the United States.

Advanced Technologies

Advanced Technologies is comprised of crop nutrient technologies and professional products, including the controlled-release crop nutrient and professional products businesses of Nu-Gro and Pursell, as well as the operating segment’s legacy controlled-release products. Advanced Technologies utilizes urea produced at our Wholesale Carseland facility in its production of ESN®.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients that are sold to the crop nutrient industry worldwide. Advanced Technologies has numerous exclusive arrangements with distributors in North America and other arrangements with distributors in certain other countries. Crop nutrient technology products are produced in four production facilities located in the United States at Sylacauga, Alabama and Louisiana, Missouri; and in Canada at Courtright, Ontario and Carseland, Alberta.

Professional products include crop nutrients and pest control products in Canada for the professional turf market (golf courses and lawn care companies) and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed directly to end users through an extensive network of distributors across Canada and are produced in two Canadian production facilities located in Putnam, Ontario and Brighton, Ontario.

Corporate Strategy

Our strategy is to grow across the value chain through acquisitions and incremental expansion of our existing operations and through the development, commercialization and marketing of new products and international opportunities.

RECENT DEVELOPMENTS

Acquisition of an Interest in Common Market Fertilizers S.A.

On July 8, 2008, we announced that we completed the acquisition of a 70 percent equity position in CMF, one of Western Europe’s largest fertilizer distribution companies that has sold an average of approximately 2.2 million tonnes of product annually over its last three fiscal years. CMF has a large, established customer base across Europe, which includes retailers and cooperatives. CMF operates through subsidiaries in France, Germany, Belgium, the United Kingdom, Italy and Bulgaria, and it also markets products in Spain, the Netherlands, Ireland, Greece, Denmark and South America. CMF’s head office is located in Brussels, Belgium and it currently has about 60 employees located across Europe. The cash consideration paid was approximately U.S.$27 million and we assumed approximately U.S.$183 million of indebtedness of CMF at the time of acquisition (reflecting 100% of the outstanding indebtedness of CMF).

We expect that the acquisition of CMF will be a key step in our global wholesale distribution strategy. We also anticipate that CMF will provide us with important access to major distribution assets across Europe, expansion of our sourcing footprint into Eastern Europe, as well as one of Europe’s most experienced teams in fertilizer logistics, distribution, purchasing and sales.

Egyptian Nitrogen Project

During the second quarter of 2008, the Government of Egypt halted construction of our Egyptian nitrogen project and the Egyptian People’s Assembly voted to recommend the relocation of the project from its planned location. Our activities in Egypt are carried out by EAgrium, in which we are the 60% shareholder, with other shareholders owning the remaining 40% of EAgrium. The options proposed by the Government of Egypt at that time included a merger of EAgrium with an existing fertilizer company, the relocation of the EAgrium site or the buy-out of EAgrium’s shareholders.

On August 11, 2008, we announced that we had entered into an agreement with MOPCO of Egypt. Pursuant to the agreement, MOPCO will acquire EAgrium and all related contractual rights and obligations through a share exchange, pursuant to which EAgrium will become a wholly owned subsidiary of MOPCO and the shareholders of EAgrium will become shareholders of MOPCO. We expect the share exchange to be completed in October of 2008 and that the share exchange will result in Agrium holding an approximate 26% equity interest in MOPCO. The agreement is subject to a number of conditions which are expected to be satisfied by October of 2008, including confirmation from the Government of Egypt on certain agreed deliverables and the establishment of an interim financing facility required in order to proceed with the construction of planned expansions on the current MOPCO site, as described below.

MOPCO has recently completed construction of a 675,000 tonne urea facility which is expected to commence commercial production by the start of the fourth quarter of 2008. It is currently intended that, following completion of the share exchange, MOPCO and EAgrium will construct two additional urea trains on the current MOPCO site, which are anticipated to increase the total annual capacity to approximately 2,000,000 tonnes of urea. Following completion of the share exchange, we expect that our share of the annual production would be approximately 175,000 tonnes of urea until the expansion is completed, after which it would increase to approximately 525,000 tonnes.

EAgrium’s current contracts for the engineering, procurement and construction of two urea trains as well as its gas supply agreement, marketing off-take agreement and various other commitments are expected to be retained by EAgrium and used in relation to the second and third production trains which are planned to be constructed on the MOPCO site.

MOPCO plans to arrange a finalized project financing facility for approximately U.S.$1.1 billion after completion of the share exchange which will be utilized to finance all project costs. Under the current financing plan, we are not required to put any further equity into the project beyond the approximately U.S.$280 million of equity we have already contributed to EAgrium.

We anticipate that our ownership in MOPCO will result in earnings contributions beginning in the fourth quarter of 2008 on our share of production, which will be reported as equity earnings.

UAP ACQUISITION

Overview

On December 2, 2007, we entered into the UAP Merger Agreement pursuant to which Agrium U.S. Inc., our indirect wholly-owned subsidiary, commenced the Tender Offer on December 10, 2007 to purchase all of the outstanding UAP Shares for the Offer Price. We extended the Tender Offer on each of January 9, 2008, January 18, 2008, February 25, 2008, March 14, 2008 and April 18, 2008. On May 2, 2008, the Tender Offer expired and we subsequently accepted all of the UAP Shares tendered in the Tender Offer. On May 7, 2008, Merger Sub completed the Merger resulting in us owning all of the UAP Shares.

We paid aggregate cash consideration for the UAP Acquisition of approximately U.S.$2.158 billion, comprised of approximately U.S.$2.065 billion to acquire 100 percent of the UAP Shares and the balance for payment of the

“in-the-money” amount of UAP options, restricted stock units and deferred equity units and costs of UAP incurred in connection with the acquisition. In addition, on May 5, 2008, we repaid approximately U.S.$670 million of indebtedness of UAP, which included approximately U.S.$28 million of current liabilities plus all of the outstanding indebtedness under the UAP Credit Facilities, and the UAP Credit Facilities were cancelled.

We financed the UAP Acquisition and the repayment of all indebtedness under the UAP Credit Facilities using total cash of approximately U.S.$2.828 billion, comprised of (i) approximately U.S.$1.322 billion, representing the net proceeds from our Common Share Offering, (ii) borrowings of approximately U.S.$555 million under the Tranche B Facility, (iii) borrowings of approximately U.S.$460 million under the Tranche C Facility, (iv) borrowings of approximately U.S.$199 million under the Existing Credit Facilities, (v) available cash of Agrium of approximately U.S.$205 million, and (vi) available cash of UAP of approximately U.S.$87 million.

FTC Consent Agreement

On May 1, 2008, we announced that the FTC accepted for public comment the Consent Decree agreed upon between us and the staff of the FTC (the “Consent Agreement”) in connection with the Tender Offer. We agreed to divest seven facilities identified by the FTC as areas of concern, together with the related assets, within 180 days following completion of the UAP Acquisition. On August 15, 2008, we agreed to sell six facilities to Helena Chemical Company, which we believe the FTC will consider satisfies the Consent Agreement. The divestiture agreements are subject to a 30-day public comment period which expires on September 22, 2008, and final FTC approval. We expect to complete the sale around the end of the third quarter of 2008. Five of the six facilities divested were facilities we acquired through the UAP Acquisition (out of a total of approximately 380 UAP facilities) and the remaining facility was owned and operated by us prior to the UAP Acquisition. During the interim period prior to such divestiture, we are holding separate a total of seven UAP facilities, including the five UAP facilities which we are divesting. These seven UAP facilities are being independently operated under the management of a hold separate manager and the supervision of a monitor appointed by the FTC until the required divestitures are completed.

We also announced on May 1, 2008 that, in connection with the Consent Agreement, early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), had been received. With the Consent Agreement and the receipt of an early termination of the waiting period under the HSR Act, all necessary approvals under the HSR Act were obtained to allow us to accept for payment all UAP Shares tendered in the Tender Offer.

Business of UAP

  Overview

Prior to the UAP Acquisition, UAP was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products including chemicals, fertilizer and seed to farmers, commercial growers, and regional dealers. In addition to its agricultural input product offering, UAP provides a broad array of value-added services including crop management, biotechnology advisory services, custom fertilizer blending, seed treatment, inventory management and custom applications of crop inputs.

UAP operates a comprehensive network of approximately 380 facilities, including farm centers, distribution centers and terminals, strategically located in major crop-producing areas throughout the United States and Canada, and three formulation plants.

UAP distributes agricultural inputs and professional non-crop products purchased from the world’s leading chemical, fertilizer and seed companies, including BASF, Bayer, ConAgra International Fertilizer Company, Dow AgroSciences, DuPont, Monsanto and Syngenta. In addition to products that UAP purchases from third parties, it markets over 200 proprietary branded products under the Loveland Products, Inc. and Dyna-Gro® brand names.

During fiscal 2008, UAP sold products or services to approximately 110,000 customers, with its ten largest customers accounting for less than 4 percent of UAP’s net sales.

Business Operations

UAP manages its businesses on a centralized basis, with operating managers focused on product categories and geographic regions throughout the United States and Canada. Each geographic region sells and distributes agricultural inputs and professional non-crop products and offers services to farmers, commercial growers, regional dealers and professional non-crop customers in each region based on the specific crops and industry practices in that geography. UAP sources, formulates, packages and markets certain of its proprietary and private label products and provides formulating, blending and packaging services for third parties, primarily its major suppliers. Sales of UAP’s proprietary and private label chemicals and seed accounted for approximately 17.1 percent of its total chemical and seed sales in fiscal 2008 compared to 15.0 percent in fiscal 2007.

Distribution Operations

UAP operates facilities in major crop-producing regions of the United States. UAP’s distribution network, though centrally managed, is operated by geographic region due to its size.

Products

Chemicals.  UAP distributes a range of chemicals, including herbicides, insecticides, fungicides, adjuvants and surfactants.

Fertilizer.  UAP distributes a range of fertilizer products, including nitrogen, potassium and phosphorous, as well as various micronutrients such as iron, boron and calcium.

Seed.  UAP has placed an emphasis on new seed technology and provides a range of seed and seed treatments to growers.

Services.  In addition to selling traditional crop production inputs, UAP’s facilities provide agronomic services to growers. These services range from traditional custom fertilizer blending and application of crop nutrients to meet the needs of individual growers to more sophisticated and technologically advanced services such as soil sampling, pest level monitoring and crop yield monitoring.

Professional Products.  UAP also distributes chemicals, fertilizer, and seed to various professional non-crop markets, such as turf and ornamental (golf courses, resorts, nurseries, and greenhouses), pest control operators, forestry and vegetation management.

The following table shows net sales amounts and the percentage of UAP’s net sales by product category for fiscal years 2008, 2007, and 2006, respectively:

	Fiscal Year Ended
	February 24,		February 25,		February 26,
	2008		2007		2006
Product Category	Net Sales		Net Sales		Net Sales
	(Percentages are of total net sales for the corresponding fiscal year)
	(thousands of U.S.$)

Chemicals	$1,800,657	53%	$1,651,440	58%	$1,633,862	60%
Fertilizer	1,036,565	30%	707,752	25%	682,137	25%
Seed	474,886	14%	410,782	14%	349,318	13%
Services and other	99,308	3%	84,134	3%	62,472	2%

Total	$3,411,416	100%	$2,854,108	100%	$2,727,789	100%

UAP sells a wide variety of branded products, with the top ten brands sold during fiscal 2008 accounting for approximately 16 percent of its net sales.

Proprietary and Private Label Products

UAP coordinates the marketing, registration and regulatory affairs, sourcing, formulation and packaging operations for its proprietary and private label products. UAP operates three formulation facilities that produce certain of its proprietary branded products as well as some private label products. These products are developed independently by UAP or in cooperation with UAP’s leading suppliers. These products are distributed almost entirely through UAP’s distribution locations.

UAP markets over 200 proprietary branded products. UAP has a broad product offering of proprietary brands in each of its product categories.

UAP’s proprietary and private label products enhance its product offerings and provide formulations designed to meet the needs of growers and professional non-crop users. UAP believes its proprietary and private label products represent a significant value for its customers and help increase the overall value of its suppliers’ products. UAP typically obtains a higher contribution margin from its proprietary and private label products than from the branded products it distributes from other suppliers. UAP’s formulation plants also provide formulating, blending and packaging services for third parties, primarily UAP’s major suppliers, allowing it to leverage its fixed costs and increase plant efficiencies.

Benefits of the UAP Acquisition

We believe that the UAP Acquisition provides us with the following benefits and strategic advantages:

  Business Fit

One of our key strategic focuses has been to continue to grow across the agriculture value chain, including expanding our retail business. We believe that UAP’s business fits well within our established retail operations, and that UAP’s facilities expand our retail geographic, crop and product coverage. UAP’s emphasis on chemicals balances and complements our focus on nutrients and services. UAP has successfully built a private label business, on which we intend to leverage our own presence in private label agricultural inputs. The UAP Acquisition provides us with over 200 proprietary branded products and more than triples our seed business revenues on a combined basis.

  Enhanced Stability of Earnings and Cash Flows

A core element of our business strategy is to build and maintain a significant North American and international retail presence, which provides a stable earnings and cash flow base relative to the more cyclical wholesale crop nutrient business. The UAP Acquisition nearly doubles the number of our facilities in the United States. Following completion of the UAP Acquisition we are, on a combined basis, the largest North American retailer of crop inputs and services.

  Operational Improvements

We believe that the UAP Acquisition will allow us to realize estimated annual synergies of approximately U.S.$115 million by 2010, the majority of which we expect to achieve by 2009. We expect that these synergies will be achieved primarily by improved margins on all three crop input product groupings, largely through enhanced purchasing efficiencies and logistical improvements. We believe that we are well positioned to capture the anticipated synergies, based on our successful integration of the Royster-Clark acquisition in 2006.

  Complementary Business Models

We have traditionally operated our U.S. retail business using a high service operating model which, in addition to meeting our customers’ needs for agricultural inputs, emphasizes delivery of value-added services to customers. UAP’s facilities include a mix of high service locations similar to those operated by us as well as the facilities that utilize a low service model that appeals to more price-focused growers. We intend to integrate UAP’s high service facilities with our current retail operations, while preserving and expanding UAP’s low service facilities to continue to service that customer segment.

  Positive Agriculture Market Outlook

We believe the current outlook for global agricultural markets is very strong, and that these positive market conditions will continue to benefit the agricultural input sector. According to statistics released by the United States Department of Agriculture’s World Agricultural Outlook Board, global grain stocks-to-use ratios are at their lowest levels since the early 1970s and we expect grain prices to remain strong as it is anticipated that it will take years of strong grain production to improve the current grain stocks situation given the increasing demand for food, feed, fuel and fibre. In addition, corn, soybean and wheat prices are nearly double their five year averages. The UAP

Acquisition nearly doubles our retail presence in the United States in terms of number of facilities and positions us to capitalize on the expected strong market fundamentals, as well as providing a stronger base from which to continue to grow.

Acquisition Credit Facilities

On May 5, 2008, we entered into a credit agreement with a syndicate of Canadian chartered banks (the “Acquisition Lenders”) pursuant to which the Acquisition Lenders agreed to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying fees and expenses related to the UAP Acquisition and refinancing existing debt of UAP and its subsidiaries. These new facilities are comprised of: (i) an 18 month bridge credit facility in an aggregate principal amount of U.S.$900 million (the “Tranche B Facility”); and (ii) a five year term loan credit facility in an aggregate principal amount of U.S.$460 million (the “Tranche C Facility” and, together with the Tranche B Facility, the “Acquisition Credit Facilities”). In connection with the UAP Acquisition, on May 5, 2008, we borrowed approximately U.S.$555 million under the Tranche B Facility and approximately U.S.$460 million under the Tranche C Facility, which amounts, together with the net proceeds from our Common Share Offering, borrowings of approximately U.S.$199 million under our Existing Credit Facilities, and available cash of approximately U.S.$205 million of Agrium and approximately U.S.$87 million of UAP, were used to complete the UAP Acquisition. In addition, on May 5, 2008, we repaid approximately U.S.$670 million of indebtedness of UAP, which included approximately U.S.$28 million of current liabilities plus all of the outstanding indebtedness under the UAP Credit Facilities, and the UAP Credit Facilities were cancelled. On May 6, 2008, we cancelled the unutilized portion of the Tranche B Facility. We intend to use the net proceeds from this offering of debentures to repay a portion of our outstanding indebtedness under the Tranche B Facility. See “Use of Proceeds” and “Consolidated Capitalization”.

Amounts were permitted to be drawn under the Acquisition Credit Facilities in the form of U.S. base rate loans or LIBOR loans and amounts previously drawn can be converted from one such form of loan to the other in accordance with the terms of such facilities. Amounts drawn under the Acquisition Credit Facilities are non-revolving and bear interest at rates determined by reference to either: (i) the greater of (A) the then current rate of interest established and publicly announced by a specified Acquisition Lender from time to time as its reference rate of interest then in effect for the determination of interest rates on commercial loans made by such lender, and (B) a fluctuating interest rate per annum based on certain overnight lending rates established by members of the U.S. federal reserve system, or (ii) the then current LIBOR rate of interest, plus in each case an amount determined based on the credit ratings on our outstanding senior unsecured non-credit enhanced long-term indebtedness.

On August 11, 2008, we amended the Acquisition Credit Facilities to increase the amount of permitted subsidiary debt. This amendment was required as a result of our acquisition of CMF. See “Recent Developments — Acquisition of an Interest in Common Market Fertilizers S.A.”.

Existing Credit Facilities

We have committed, unsecured five-year syndicated revolving credit facilities which mature on July 24, 2012, subject to extension by our lenders (the “Existing Credit Facilities”). The Existing Credit Facilities are comprised of a U.S.$475 million credit facility available to us and a U.S.$300 million credit facility available to Agrium U.S. Inc. The Existing Credit Facilities include a provision which allows us to expand the facilities by up to U.S.$25 million. On August 5, 2008, we amended the Existing Credit Facilities to increase the amount of permitted subsidiary debt. This amendment was required as a result of our acquisition of CMF. See “Recent Developments — Acquisition of an Interest in Common Market Fertilizers S.A.”.

We borrowed approximately U.S.$199 million under our Existing Credit Facilities, which amounts, together with the net proceeds from our Common Share Offering, available cash, and borrowings of approximately U.S.$1,015 million under our Acquisition Credit Facilities, were used to complete the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and to repay approximately U.S.$28 million of current liabilities plus all outstanding indebtedness under the UAP Credit Facilities.

Amounts drawn under our Existing Credit Facilities bear interest at rates determined by reference to the then outstanding LIBOR rates plus an amount determined based on the credit ratings on our outstanding senior unsecured non-credit enhanced long-term indebtedness.

The Combined Business

For further information concerning the effect of the UAP Acquisition on us, see “Selected Historical and Pro Forma Consolidated Financial Information” and our (i) unaudited pro forma consolidated statement of operations for the year ended December 31, 2007; (ii) unaudited pro forma consolidated balance sheet as at March 31, 2008; and (iii) unaudited pro forma consolidated statement of operations for the three-month period ended March 31, 2008, in each case reflecting the UAP Acquisition and the related financing assumptions as described in such unaudited pro forma financial statements which are attached to the UAP BAR as Schedule “B”.

You should also refer to the audited consolidated financial statements of the UAP Group as at February 24, 2008 and February 25, 2007 and for each of the years then ended prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as of February 24, 2008 to Canadian GAAP) which are attached to the UAP BAR as Schedule “A”. See “Documents Incorporated by Reference in the Prospectus”.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our selected historical consolidated financial information: (i) as at and for each of the years in the three year period ended December 31, 2007; and (ii) as at and for the six month periods ended June 30, 2008 and 2007. The selected historical consolidated financial information as at and for each of the years in the three year period ended December 31, 2007 has been derived from, and should be read in conjunction with, our consolidated financial statements as at and for each of the years in the three year period ended December 31, 2007, audited by KPMG LLP. The selected historical consolidated financial information as at and for the six month periods ended June 30, 2008 and 2007 has been derived from, and should be read in conjunction with, our unaudited consolidated interim financial statements as at and for the six month periods ended June 30, 2008 and 2007. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. You should refer to our Annual GAAP Reconciliation for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP. See “Documents Incorporated by Reference in the Prospectus”.

The following tables also set forth our selected pro forma consolidated operating statement items for the year ended December 31, 2007 reflecting the UAP Acquisition. The selected pro forma consolidated operating statement items for the year ended December 31, 2007 have been derived from, and should be read in conjunction with: (i) our audited consolidated financial statements as at and for the year ended December 31, 2007; (ii) the audited consolidated financial statements of the UAP Group as at and for the fiscal year ended February 24, 2008 prepared in accordance with U.S. GAAP (with a reconciliation of the UAP Group consolidated balance sheet as at February 24, 2008 to Canadian GAAP), which are attached as Schedule “A” to the UAP BAR; and (iii) our unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 reflecting the UAP Acquisition and the related financing assumptions as described in the unaudited pro forma financial statements which are attached as Schedule “B” to the UAP BAR. See “Documents Incorporated by Reference in the Prospectus”.

Historical and Pro Forma Consolidated Operating Statement Items

					Six Months
	Year Ended December 31,				Ended
				2007	June 30,
	2005	2006	2007	(Pro Forma)	2007	2008
	(millions of U.S. dollars, except per share amounts)

Net sales	$3,294	$4,193	$5,270	$8,666	$2,855	$4,977

Gross profit	$1,038	$956	$1,598	$2,079	$760	$1,653
Selling, general and administrative and other expenses	392	579	710	998	313	337
Depreciation and amortization	146	169	173	195	84	39
Asset impairment	—	136	—	—	—	—

Earnings before interest expense and income taxes	$500	$72	$715	$886	$363	$1,277

Net earnings	$283	$33	$441	$517	$218	$831

Basic earnings per share	$2.14	$0.25	$3.28	$3.29	$1.63	$5.27
Diluted earnings per share	$2.12	$0.25	$3.25	$3.26	$1.63	$5.24

Historical Consolidated Balance Sheet Items

	As at December 31,			As at June 30,
	2005	2006	2007	2007	2008
	(millions of U.S. dollars)

ASSETS
Current assets
Cash and cash equivalents	$300	$109	$1,509	$55	$178
Other current assets	1,067	1,450	2,079	1,742	5,075
Property, plant and equipment	1,285	1,332	1,779	1,381	2,029
Other assets	125	125	221	184	276
Goodwill and intangibles	8	249	251	253	2,381

Total assets	$2,785	$3,265	$5,839	$3,615	$9,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$5	$227	$166	$150	$622
Current portion of long-term debt	30	1	1	1	279
Other current liabilities	579	715	1,100	748	2,451
Long-term debt, less current portion	442	669	783	664	1,621
Other liabilities and non-controlling interests	549	420	697	557	1,089
Shareholders’ equity	1,180	1,233	3,092	1,495	3,877

Total liabilities and shareholders’ equity	$2,785	$3,265	$5,839	$3,615	$9,939

Note:

No adjustment has been made to the selected pro forma consolidated operating statement items or the selected historical consolidated financial information as at and for the six months ended June 30, 2008 presented above to reflect the pending divestiture of six facilities (five of which are UAP facilities and one of which was owned by us prior to the UAP Acquisition) mandated by the Consent Agreement with the FTC as we do not expect the financial effects of such divestiture to be material to the financial information as presented. See “UAP Acquisition — FTC Consent Agreement”.

USE OF PROCEEDS

The net proceeds to us from this offering of debentures will be approximately U.S.$      million after deducting the underwriting commission of approximately U.S.$      million and estimated offering expenses payable by us of approximately U.S.$2.0 million. In connection with the UAP Acquisition, we borrowed approximately U.S.$555 million under the Tranche B Facility, approximately U.S.$460 million under the Tranche C Facility and approximately U.S.$199 million under our Existing Credit Facilities, which borrowings were used by us, together with the net proceeds from our Common Share Offering and available cash, to finance the purchase price of the UAP Acquisition, pay certain fees and expenses related to the UAP Acquisition and repay approximately U.S.$670 million of indebtedness of UAP, which included approximately U.S.$28 million of current liabilities plus all of the outstanding indebtedness under the UAP Credit Facilities. We intend to use the net proceeds of this offering of debentures to repay approximately U.S.$      million of our outstanding indebtedness under the Tranche B Facility. See “UAP Acquisition — Acquisition Credit Facilities”.

The use of the net proceeds of the offering of debentures is consistent with our stated objective of maximizing and growing our base Retail business, providing a stable earnings flow from diversified assets and continuing to expand through acquisitions.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at June 30, 2008:

•	on an actual basis; and

•	on an adjusted basis to give effect to: (i) the issuance and sale of the debentures offered hereby, (ii) the application of the net proceeds therefrom to repay approximately U.S.$ million of our outstanding indebtedness under the Tranche B Facility, (iii) the repayment of all outstanding indebtedness under the EAgrium Facility, and (iv) our assumption of approximately U.S.$183 million of indebtedness of CMF at the time of our acquisition of CMF.

	June 30, 2008(13)
	Actual	As adjusted(1)(2)
	(millions of U.S.$)

Bank indebtedness(3)(4)(5)	$622		$805
EAgrium Facility (non-recourse)(6)	223		—
Long-term debt, including current portion (recourse)(7)(8)(9)	1,677
Debentures offered hereby	—
Shareholders’ equity(10)(11)(12)	3,877		3,877

Total capitalization	$6,399	$

Notes:

(1)	Before deducting the underwriting commission of approximately U.S.$ and estimated offering expenses payable by us of approximately U.S.$2.0 million.

(2)	As of September 4, 2008, our bank indebtedness had decreased by U.S.$177 million since June 30, 2008, as a result of: (i) cash collections, net of outstanding borrowings under the CMF credit facilities, and (ii) repayment of all outstanding indebtedness under the EAgrium Facility. See “Recent Developments”.

(3)	The Existing Credit Facilities are comprised of a U.S.$475 million credit facility available to us and a U.S.$300 million credit facility available to Agrium U.S. Inc. The Existing Credit Facilities include a provision which allows us to expand the facilities by up to U.S.$25 million.

(4)	We have a U.S.$11 million credit facility in favour of ASP Chile S.A. and Agroservicios Pampeanos S.A. by Rabobank Nederland, Canadian Branch pursuant to a credit agreement dated February 17, 2005. Borrowings are guaranteed by us and Agrium U.S. Inc.

(5)	CMF has an aggregate of U.S.$259 million of available credit facilities.

(6)	We have a 60 percent interest in EAgrium, a subsidiary that was building a nitrogen facility in Damietta, Egypt. EAgrium had a U.S.$940 million secured non-recourse (to the shareholders, including Agrium) project financing credit facility (the “EAgrium Facility”). Construction of the facility was halted in the second quarter of 2008 and as at June 30, 2008 indebtedness under the EAgrium Facility was classified as a current liability. All amounts owing by us under the EAgrium Facility have been repaid as of August 25, 2008. On August 11, 2008, we announced that we entered into an agreement to combine EAgrium with MOPCO pursuant to a share exchange. See “Recent Developments — Egyptian Nitrogen Project”.

(7)	We have outstanding unsecured senior debentures in the aggregate amount of U.S.$650 million. The senior debentures were issued in four tranches: (i) U.S.$100 million 7.70% debentures due 2017; (ii) U.S.$125 million 7.80% debentures due 2027; (iii) U.S.$125 million 8.25% debentures due 2011; and (iv) U.S.$300 million 7.125% debentures due 2036. These debentures require us to comply with certain covenants.

(8)	Includes a capital lease obligation on our head office facilities which had a net book value of $18 million as at June 30, 2008. The lease is denominated in Canadian dollars, bears interest at 7% per annum and expires in March 2019.

(9)	As at June 30, 2008, U.S.$1,015 million in borrowings were outstanding under the Acquisition Credit Facilities. See “UAP Acquisition — Acquisition Credit Facilities”.

(10)	Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at June 30, 2008, there were 157,904,813 common shares and no preferred shares outstanding.

(11)	We are party to an amended and restated shareholder rights plan agreement dated May 9, 2007 (the “Rights Plan”). Under the Rights Plan one right has been issued and attached to each common share outstanding and will be attached to each common share subsequently issued. See “Description of Share Capital — Shareholder Rights Plan” in the accompanying Prospectus.

(12)	As at June 30, 2008, we had options outstanding to purchase an aggregate of approximately 1,239,087 common shares at a weighted average exercise price of U.S.$15.28. In April 2004, our shareholders approved a modification to our stock option plan to include a cash feature which gives the holders a right to either purchase common shares at the exercise price or to receive cash payments equal to the excess of the market value of the common shares over the exercise price.

(13)	For the purposes of this table and the foregoing notes, all Canadian dollar amounts have been converted to U.S. dollars using the exchange rate at June 30, 2008 of Cdn.$1.00 = U.S.$0.9818. As at September 5, 2008 such exchange rate was Cdn.$1.00 = U.S.$0.9401.

DESCRIPTION OF THE DEBENTURES

The following is a description of the principal terms of the debentures. This description does not purport to be complete and is subject to the trust indenture dated May 16, 2006 (the “Indenture”) between us and The Bank of New York Mellon, as successor to The Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), successor to J.P. Morgan Trust Company, N.A., as trustee (the “Trustee”). The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the SEC as an exhibit to the registration statement of which the accompanying Prospectus forms a part. This description supplements and, to the extent inconsistent therewith, replaces the description of the Debt Securities with respect to the debentures offered hereby as set forth under “Description of Debt Securities” in the accompanying Prospectus.

As used under “Summary — Summary of the Offering” and under this heading “Description of the Debentures”, all references to “we”, “us”, “our” and “Agrium” shall mean Agrium Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, its proportionate share of joint ventures, including through its 50 percent ownership interest in Profertil S.A., and any partnership of which it is a partner, including the Agrium Partnership. All capitalized words used under this heading “Description of the Debentures” and not defined herein have the meanings provided for in the accompanying Prospectus.

General

Payment of the principal, Additional Amounts, if any, redemption amounts, if any, and interest on the debentures will be made in United States dollars.

The debentures initially will be issued in an aggregate principal amount of U.S.$      million. The debentures will bear interest at the rate of     % per year. We will pay interest on the debentures semi-annually on           and           of each year, beginning          , 2009 or from the most recent date to which interest has been paid or provided for, to the registered holders of the debentures on the preceding           or          , respectively. The debentures will mature on          ,     .

If any interest payment date, redemption date or the maturity date of the debentures falls on a day that is not a Business Day, the related payment of principal, Additional Amounts, if any, redemption amounts, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date of the debentures, as the case may be.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

We may from time to time without notice to, or the consent of, the holders of the Debt Securities of a particular series, including the debentures, “reopen” such series and issue additional Debt Securities of that series. We may issue up to U.S.$1,625,005,600 principal amount of Debt Securities pursuant to the accompanying Prospectus, including the debentures offered hereby, and could amend the accompanying Prospectus to increase the maximum principal amount of Debt Securities that could be issued thereunder, or could file a new prospectus providing for the issuance of Debt Securities. We could also issue additional Debt Securities on the basis of an exemption from the registration and qualification requirements under applicable securities laws. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

The debentures will not be entitled to the benefits of any sinking fund.

The debentures will be represented by Global Securities registered in the name of Cede & Co., the nominee of DTC. Except as described below and in “The Depositary, Book-Entry and Settlement” below, debentures in definitive form will not be issued.

The nominee of DTC, as holder of record of the Global Securities, will be entitled to receive payments of principal and premium, if any, and interest by wire transfer of same day funds for payment to beneficial owners in accordance with DTC’s procedures. See “The Depositary, Book-Entry and Settlement” below. In the event that debentures are issued in definitive form, principal of and premium, if any, and interest on the debentures will be payable, and the debentures will be exchangeable and transferable, at an office or agency of the Trustee in New York, New York, except that at our option, interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the security register or (ii) by wire transfer to an account located in Canada or the United States maintained by the Person entitled thereto as specified in the security register.

Debentures will be issued solely as registered debentures issuable in denominations of U.S.$2,000 and integral multiples of U.S.$1,000. No service charge will be made for any transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Ranking

The debentures will be our direct, senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt, and will rank senior to all of our existing and future subordinated debt.

As of June 30, 2008, we had approximately U.S.$2.264 billion of indebtedness outstanding that ranks equally with the debentures.

The debentures will also be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of our subsidiaries and the Agrium Partnership, and our proportionate share of our joint venture liabilities. See “Risk Factors — Risks Relating to the Securities — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership” in the accompanying Prospectus.

As of June 30, 2008, our subsidiaries and the Agrium Partnership had, taken together with our proportionate share of joint venture liabilities, approximately U.S.$2.284 billion of accounts payable and accrued liabilities (excluding intercompany liabilities).

Optional Redemption

The debentures will be redeemable, in whole or in part, at our option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus      basis points plus accrued interest thereon to the date of redemption.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we are unable to obtain at least five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC plus three others or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing Reference Treasury Dealers shall cease to be a primary U.S. Government securities dealer in the United States of America (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not less than 30 days and not more than 60 days before the redemption date to each registered holder of the debentures to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures or portions thereof called for redemption.

Tax Redemption

The debentures will be subject to redemption as a whole, but not in part, at our option at any time, on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debentures, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Prospectus Supplement; provided that we determine, in our business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to us (not including substitution of the obligor under the debentures). See “Description of Debt Securities — Additional Amounts” in the accompanying Prospectus.

Change of Control

If a Change of Control Triggering Event occurs with respect to the debentures, unless we have exercised our right to redeem the debentures, as described above, holders of the debentures that have not been redeemed will have the right to require us to repurchase all or any part equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof of such debentures pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of debentures repurchased plus accrued and unpaid interest, if any, on the debentures repurchased, to the date of purchase (“Change of Control Payment”), subject to the right of holders of debentures being repurchased on the relevant record date to receive interest due on the relevant interest payment date. No later than 30 days following any Change of Control Triggering Event or, at our option, prior to a Change of Control, but after the public announcement of the Change of Control, we will be required to mail a notice to holders of debentures, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on a Change of Control Triggering Event occurring prior to the Change of Control Payment Date. We must comply with the requirements of Rule 14e-1 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflicts.

On or before the Change of Control Payment Date, we will be required to:

•	accept for payment all debentures or portions of debentures properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all debentures or portions of debentures properly tendered; and

•	deliver or cause to be delivered to the Trustee the debentures properly accepted, together with an officers’ certificate stating the aggregate principal amount of debentures or portions of debentures being purchased.

For purposes of the foregoing discussion of a repurchase at the option of holders of debentures, the following definitions are applicable:

“Below Investment Grade Rating Event” means the debentures are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies if there are three Rating Agencies, or all of the Rating Agencies if there are less than three Rating Agencies (the “Required Threshold”), on any date from the earlier of (i) the date of the Change of Control and (ii) the date of the public notice of an arrangement or transaction that could result in a Change of Control, until the end of the 60-day period following such date, which 60-day period shall be extended if, by the end of the 60-day period, the rating of the debentures is under publicly announced consideration for a possible downgrade by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the debentures as aforesaid, would aggregate in number the Required Threshold, such extension to continue for so long as consideration for a possible downgrade continues by such number of Rating Agencies which, together with the Rating Agencies which have already lowered their ratings on the debentures as aforesaid, would aggregate in number the Required Threshold. Notwithstanding the foregoing, a rating below an Investment Grade Rating shall not be deemed to have occurred with respect to a Change of Control (and thus shall not result in a Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee or Agrium in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of the applicable Change of Control (whether or not the actual Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of ours and our subsidiaries, including the Agrium Partnership, taken as a whole, to one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) other than us or any of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that one or more “persons” (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50 percent of our common shares or other voting shares into which our common shares are reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of such person immediately after giving effect to such transaction; (3) the first day on which a majority of the members of our board of directors are not Continuing Directors; (4) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, our company, in any such event pursuant to a transaction in which any of our outstanding common shares or such other person’s outstanding common shares is converted into or exchanged for cash, securities or other property, other than any such transaction where our common shares outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority (measured by voting power) of the common shares and other voting shares of the surviving person immediately after giving effect to such transaction; or (5) the adoption of a plan relating to the liquidation or dissolution of us.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2) the direct or indirect holders of the common shares of such holding company immediately following that transaction are substantially the same as the holders of our common shares immediately prior to that transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event for the debentures.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date of the issuance of the debentures, or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of our proxy circular in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB− (or the equivalent) by S&P and BBB(low) (or the equivalent) by DBRS.

“Rating Agencies” means (1) each of Moody’s, S&P and DBRS, and (2) if any of Moody’s, S&P or DBRS ceases to rate the debentures or fails to make a rating of the debentures publicly available for any reason outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (by a resolution of our board of directors) as a replacement agency for Moody’s, S&P, DBRS, or any of them, as the case may be or if a replacement agency is not selected, the remaining such agencies providing publicly available ratings of the debentures.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes an equivalent offer in the manner, at the times and otherwise in compliance with the requirements for a Change of Control Offer made by us and such third party purchases all debentures properly tendered and not withdrawn under its offer.

An event of default with respect to the series of securities of which the debentures form a part shall be deemed to occur upon the failure by us to comply with the terms of the covenant set forth in this “— Change of Control” section. If such an event of default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of the outstanding series of securities of which the debentures form a part may declare the principal amount of such securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable. The consent of holders of not less than a majority in principal amount of the outstanding series of securities of which the debentures form a part is required to (i) modify or amend the provisions of this section (including the provisions of this paragraph), and (ii) waive a past default or event of default on account of a breach of our obligations under this section.

The Change of Control Triggering Event may in certain circumstances make more difficult or discourage a sale or takeover of Agrium. We could, in the future, enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control Triggering Event but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the debentures.

We may not have sufficient funds to repurchase all of the debentures upon a Change of Control Triggering Event. See “Risk Factors — Risk Factors Relating to the Debentures — We may not be able to repurchase the debentures upon a Change of Control Triggering Event”.

The Depositary, Book-Entry and Settlement

DTC will act as securities depositary for the debentures. The debentures may only be issued as Global Securities registered in the name of Cede & Co. (DTC’s partnership nominee), except in the limited circumstances described below.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, depositories for Euroclear and Clearstream, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the SEC.

Purchases of debentures within the DTC system must be made by or through Direct Participants, which will receive a credit for the debentures on DTC’s records. The ownership interest of each actual purchaser of debentures (a “Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transactions, as well as periodic statements of their holdings from the Direct Participants or Indirect Participants through which the Beneficial Owners hold debentures. Transfers of ownership interests in the debentures will be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the debentures, except under the limited circumstances described under “Discontinuance of Depositary’s Services” below.

To facilitate subsequent transfers, all the debentures deposited by Participants with DTC will be registered in the name of Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debentures with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual Beneficial Owners of the debentures. DTC’s records will reflect only the identity of the Direct Participants to whose accounts such debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the debentures are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such debentures to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to the debentures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the relevant record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debentures are credited on the record date (identified in a listing attached to the omnibus proxy). We believe that the arrangements among DTC, Direct Participants and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by the registered holder of debentures.

Payments of principal, premium, if any, and interest on the debentures will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and practices, as is the case with securities held for the account of customers in bearer form or registered in “street name”, and such payments will be the responsibility of such Participants and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of us or the responsibility of the Trustee, disbursements of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct Participants and Indirect Participants.

Except as provided herein, a Beneficial Owner of an interest in a Global Security will not be entitled to receive physical delivery of debentures. Accordingly, each Beneficial Owner must rely on the procedures of DTC, the Direct Participants and the Indirect Participants to exercise any rights under the debentures. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Securities as represented by a global certificate.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Furthermore, such information is subject to any changes to these procedures that may be instituted unilaterally by DTC and to any changes to the arrangements between us and DTC.

Neither the Trustee nor we will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Discontinuance of Depositary’s Services

A Global Security shall be exchangeable for debentures registered in the names of persons other than DTC or its nominee or a successor depositary or other depositary or its nominee only if:

•	DTC or such successor depositary, as applicable, notifies us that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed by us within 90 days;

•	DTC or such successor depositary, as applicable, at any time, ceases to be a clearing agency registered under the Exchange Act at which time DTC or such successor depositary, as applicable, is required to be so registered to act as such depositary and no successor depositary shall have been appointed by us within 90 days;

•	we, in our sole discretion, determine that such Global Security shall be so exchangeable; or

•	there shall have occurred and shall be continuing an event of default under the Indenture with respect to the debentures and the Trustee has received through DTC a request from an owner of a beneficial interest in any Global Securities to exchange such Global Security for debentures so registered.

Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for debentures registered in such names as DTC or such successor depositary, as applicable, shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants or such successor depositary from its participants with respect to ownership of beneficial interests in such Global Security.

The Trustee

The Bank of New York Mellon, as successor to The Bank of New York Mellon Trust Company, National Association (formerly known as The Bank of New York Trust Company, N.A.), successor to J.P. Morgan Trust Company, N.A., is the trustee under the Indenture.

TRADING PRICE AND VOLUME OF COMMON SHARES

Our common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “AGU”. The following table sets out the high and low prices and trading volumes of our common shares on the TSX for the periods indicated as reported by the TSX for the twelve month period preceding the date of this Prospectus Supplement:

Period	High Price	Low Price	Volume
	(Cdn. $)	(Cdn. $)	(in 000’s)

2007
September	54.55	47.67	16,748
October	60.49	51.01	16,712
November	59.59	50.08	16,029
December	74.58	55.11	24,838

2008
January	73.26	57.40	35,868
February	74.28	60.15	24,090
March	73.41	62.80	27,016
April	93.05	63.27	41,797
May	89.56	79.60	26,054
June	114.08	87.34	36,709
July	105.10	83.75	35,223
August	90.60	79.94	22,359
September 1 – 5	85.20	79.24	6,262

INTEREST COVERAGE RATIOS

The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve month periods ended December 31, 2007 and June 30, 2008. The interest coverage ratios set out below have been prepared and included in this Prospectus Supplement in accordance with Canadian disclosure requirements. The following ratios give effect to: (i) the issuance of the debentures being offered hereby; (ii) the repayment of all outstanding indebtedness under the EAgrium Facility subsequent to June 30, 2008; (iii) the incurrence of U.S.$1,015 million of indebtedness under the Acquisition Credit Facilities on May 5, 2008; and (iv) our repayment of approximately U.S.$      million of indebtedness, being a portion of our outstanding indebtedness under the Tranche B Facility, using the net proceeds from this offering of debentures, as if such transactions occurred on January 1, 2007. See “Use of Proceeds”, “UAP Acquisition” and “Consolidated Capitalization” in this Prospectus Supplement. These ratios do not purport to reflect the actual interest coverage ratios that would have resulted if such transactions had actually occurred on January 1, 2007, nor are they indicative of interest coverage ratios for any subsequent or future periods.

	December 31, 2007	June 30, 2008

Interest coverage on long-term debt(1)(2)(3)

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our annual interest expense on long-term debt for the relevant period, subject to the adjustments described above under the heading “Interest Coverage Ratios”.

(2)	The pro forma interest coverage ratios calculated using our unaudited pro forma consolidated statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 attached as Schedule “B” to the UAP BAR were 9.92 for the twelve month period ended December 31, 2007 and 13.77 for the three month period ended March 31, 2008. These calculations do not give effect to the adjustments described above.

(3)	The interest coverage ratios have been calculated excluding the carrying charges for the U.S.$nil million and U.S.$278 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2007 and June 30, 2008, respectively, and the interest expense for the U.S.$167 million and U.S.$623 million of indebtedness under our Existing Credit

Facilities and long-term debt classified as current liabilities as at December 31, 2007 and June 30, 2008, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve month periods ended December 31, 2007 and June 30, 2008 would have been and , respectively.

After adjusting for the issuance and sale of the debentures and the application of the proceeds therefrom to repay approximately U.S.$           million of our outstanding indebtedness under the Tranche B Facility, our interest requirements on long-term debt amounted to U.S.$      million and U.S.$      million for the twelve month periods ended December 31, 2007 and June 30, 2008, respectively, and our net income before interest expense on long-term debt and income taxes for the twelve month periods ended December 31, 2007 and June 30, 2008 was U.S.$      million and U.S.$      million, respectively, which is      times and      times our adjusted interest requirements for such periods, respectively.

EXPECTED CREDIT RATINGS

We expect that the debentures will be assigned a rating of “Baa2” by Moody’s, “BBB” by S&P and “BBB” by DBRS (each a “Rating Agency”). Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

The Baa2 rating expected to be assigned by Moody’s to the debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

The BBB rating expected to be assigned by S&P to the debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

The BBB rating expected to be assigned by DBRS to the debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that a rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

The credit ratings expected to be assigned to the debentures by the Rating Agencies are not recommendations to purchase, hold or sell the debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the debentures having regard to their own particular circumstances, including any consequences of an investment in the debentures arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax consequences generally applicable to a purchaser of debentures pursuant to this Prospectus Supplement who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold and is not deemed to use or hold the debentures in carrying on a business in Canada and deals at arm’s length with Agrium (a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that are “financial institutions” within the meaning of section 142.2 of the Tax Act or to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should obtain independent advice as to the tax consequences of acquiring, holding and disposing of the debentures.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, applicable jurisprudence, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder, which have been publicly announced by the Department of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring and holding the debentures.

The payment of interest on the debentures by Agrium to a Non-Resident Holder, including any amounts paid or credited by Agrium to a Non-Resident Holder as, on account of, in lieu of or in satisfaction of interest on the debentures, will not be subject to withholding under the Tax Act. There will be no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the debentures or the receipt of interest on the debentures by a Non-Resident Holder.

Certain U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of debentures by United States persons (as defined below) who purchase debentures in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the debentures as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, qualified retirement accounts, individual retirement accounts and other tax-deferred accounts, persons that are traders in securities that elect to apply a mark-to-market accounting method, regulated investment companies, real estate investment trusts, tax-exempt organizations, persons who hold an interest in a partnership or other pass-through entity that owns debentures, persons holding the debentures as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, U.S. Holders subject to the alternative minimum tax provisions of the Code, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the debentures and does not address any aspect of gift, estate or inheritance, or state, local or foreign tax law. Furthermore, the summary below is based upon the provisions of the Code and U.S. Treasury regulations, administrative rulings, and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary. No ruling has been or will be obtained from the IRS regarding any matter discussed herein. Counsel has not rendered any legal opinion regarding any tax consequences related to this Prospectus Supplement.

Persons considering the purchase, ownership or disposition of debentures should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term “United States person” means a beneficial owner of a debenture that is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect to be so treated under applicable U.S. Treasury regulations.

If a partnership (or an entity taxable as a partnership for U.S. federal income tax purposes) holds a debenture, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding a debenture should consult its own tax advisors.

Payments of Interest

Interest on a debenture will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code and U.S. Treasury Regulations. For U.S. foreign tax credit purposes, interest income on a debenture generally will constitute foreign source income and generally will be considered either “passive category income” or, in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, Exchange, Retirement or Other Disposition of the Debentures

For U.S. federal income tax purposes, a U.S. Holder’s initial tax basis in a debenture will generally be its cost for that debenture. Upon the sale, exchange, retirement or other disposition of a debenture, a U.S. Holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder’s adjusted tax basis in the debenture. Such gain or loss generally will constitute long-term capital gain or loss if the debenture was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident, any such gain or loss generally will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a debenture and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, backup withholding (currently at a rate of 28 percent) may apply to such payments if such U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may be refundable to the extent it exceeds such liability if the U.S. Holder furnishes required information to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the debentures, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

UNDERWRITING

We intend to offer the debentures through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as the representative of the underwriters named below. Subject to the terms of and conditions contained in a purchase agreement dated          , 2008, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of debentures listed opposite their names below:

Principal Amount of
Underwriter	Debentures

Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$
UBS Securities LLC
RBC Capital Markets Corporation
BMO Capital Markets Corp.
Scotia Capital (USA) Inc.
CIBC World Markets Corp.
TD Securities (USA) LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.

Total	U.S.$

The purchase agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the debentures if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof.

The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The debentures are not being offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any debentures purchased by it in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the debentures will require each dealer or other party thereto to make an agreement to the same effect.

Commissions and Discounts

The underwriters have advised us that they propose to offer the debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less a concession not in excess of  % of the principal amount of the debentures. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers, not in excess of  % of the principal amount of the debentures. After the initial public offering of the debentures, the public offering price, concessions and discounts may be changed. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debentures is less than the gross proceeds paid to us by the underwriters.

The expenses of the offering, not including the underwriting commissions, are estimated to be approximately U.S.$2.0 million and are payable by us.

New Issue of Debentures

The debentures are a new issue of securities with no established trading market. The debentures will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active public market for the debentures will develop. If an active public trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures. If the underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing debentures in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the debentures. In addition, neither we, nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the debentures. The decision to distribute the debentures hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to such banks. See “Use of Proceeds”. As a result, such banks may in the aggregate receive more than 10 percent of the net proceeds from the offering of the debentures in the form of the repayment of such indebtedness. Accordingly, the offering of the debentures is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities expected to be rated BBB or better by S&P or Baa or better by Moody’s.

LEGAL MATTERS

Certain legal matters in respect of the debentures will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to matters of U.S. law, and certain legal matters will be passed upon for the underwriters by Bennett Jones LLP, Calgary, Alberta, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of U.S. law. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Blake, Cassels & Graydon LLP. As to all matters of U.S. federal and New York law, Blake, Cassels & Graydon LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The partners and associates of Blake, Cassels & Graydon LLP and Bennett Jones LLP, in each case as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class. The Honourable A. Anne McLellan, one of our directors, is associated with and serves as counsel to Bennett Jones LLP.

EXPERTS

Our consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 which are incorporated by reference in the accompanying Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 27, 2008 which is also incorporated by reference therein, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Our supplemental note entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2007, 2006 and 2005” which is incorporated by reference in the accompanying Prospectus has also been audited by KPMG LLP, independent auditors, as indicated in their report dated February 27, 2008 which is also incorporated by reference therein, and has been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF (as defined herein).

The financial statements of the UAP Group as of February 24, 2008 and February 25, 2007 and for each of the years then ended attached as Schedule “A” to the UAP BAR which is incorporated by reference in the accompanying Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated April 18, 2008 (April 30, 2008 as to Note 21) also attached as Schedule “A” to the UAP BAR, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP has confirmed that it is independent with respect to UAP in accordance with the standards of the Public Company Accounting Oversight Board (United States).

DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS

The accompanying Prospectus into which this Prospectus Supplement is deemed to be incorporated also incorporates by reference certain other named disclosure documents of ours. The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of, the accompanying Prospectus:

(a)	our annual information form dated February 27, 2008 (“AIF”) for the year ended December 31, 2007;

(b)	our management proxy circular dated March 17, 2008 relating to the annual general meeting of our shareholders held on May 7, 2008 (“Proxy Circular”);

(c)	our audited consolidated annual financial statements (“Annual Financial Statements”) consisting of our consolidated balance sheets as at December 31, 2007 and 2006 and our consolidated statements of operations and retained earnings, cash flows and comprehensive income and shareholders’ equity for each of the years in the three year period ended December 31, 2007, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2007;

(e)	our Annual GAAP Reconciliation;

(f)	our unaudited consolidated interim financial statements (“Interim Financial Statements”) consisting of our consolidated balance sheets as at June 30, 2008 and 2007 and our consolidated statements of operations and retained earnings, cash flows and comprehensive income and shareholders’ equity for the three and six month periods ended June 30, 2008 and 2007;

(g)	our management’s discussion and analysis for the three and six month periods ended June 30, 2008;

(h)	our business acquisition report dated May 23, 2008 relating to the UAP Acquisition (the “UAP BAR”); and

(i)	our material change report dated August 20, 2008 relating to the proposed transaction with MOPCO (the “MCR”).

Any statement contained in this Prospectus Supplement and the accompanying Prospectus, or in a document incorporated or deemed to be incorporated by reference therein for the purposes of this offering, shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained herein and therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the offering of our securities, including the debentures. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and file such information with, or furnish such information to, the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with, or furnish to, the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with, or furnished to, the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms and copying charges. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download public documents that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our management’s discussion and analysis for the fiscal year ended December 31, 2007; (v) our Interim Financial Statements; (vi) our management’s discussion and analysis for the three and six month periods ended June 30, 2008; (vii) our Annual GAAP Reconciliation, together with the report of our auditors thereon; (viii) the UAP BAR; (ix) the MCR; (x) the consent of KPMG LLP; (xi) the consent of Blake, Cassels & Graydon LLP; (xii) the consent of Deloitte & Touche LLP; (xiii) powers of attorney of our directors and officers; (xiv) the Indenture; (xv) the statement of eligibility of the Trustee on Form T-1; and (xvi) the form of purchase agreement.

Amendment No. 1 dated December 3, 2007 to Short Form Base Shelf Prospectus dated August 22, 2007

This amendment, together with the Short Form Base Shelf Prospectus dated August 22, 2007, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to offer and sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Agrium Inc.

U.S.$3,000,000,000

Common Shares
Preferred Shares
Subscription Receipts
Debt Securities
Units

AMENDMENTS

Our short form base shelf prospectus dated August 22, 2007 (the “Prospectus”) is hereby amended (as amended, the “Amended Prospectus”) to increase the aggregate initial offering price of our Securities that may be offered thereunder by deleting the reference to “U.S.$1,000,000,000” appearing on the face page and under the heading “Definitions and Other Matters” and substituting “U.S.$3,000,000,000” therefor.

In addition, the Prospectus is amended by adding the following section immediately following the section entitled “Agrium”:

“PROPOSED UAP ACQUISITION

On December 2, 2007, we entered into an agreement and plan of merger (the “Merger Agreement”) among us, Utah Acquisition Co. (“Merger Sub”), our indirect wholly-owned subsidiary, and UAP Holding Corp. (“UAP”), pursuant to which a direct or indirect wholly-owned subsidiary of ours will commence a tender offer (the “Tender Offer”) by no later than December 10, 2007 to purchase all of the outstanding shares of common stock of UAP (the “UAP Shares”) on the basis of U.S.$39.00 in cash for each UAP Share (the “Offer Price”).

We estimate that the aggregate cash consideration payable by us in connection with the UAP Acquisition (as defined herein) will be approximately U.S.$2.17 billion, plus the amount of UAP indebtedness to be assumed by us or refinanced. UAP has represented in the Merger Agreement that its indebtedness as at December 2, 2007 (excluding trade payables) was approximately U.S.$838 million. Under the Merger Agreement, prior to completion of the Merger (as defined herein), UAP is not permitted to incur or assume any indebtedness except for: (i) short-term borrowings in the ordinary course of business, and (ii) draw downs under UAP’s existing credit facilities made in the ordinary course of business so long as the aggregate amount drawn under all such credit facilities at any time shall not be in excess of U.S.$600 million.

All outstanding UAP options, restricted stock units and equity awards will be accelerated and vest upon, and be cashed out following, our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer. As soon as possible following such acceptance for payment and payment, Merger Sub will consummate a merger with UAP (the “Merger”) pursuant to which Merger Sub will merge with and into UAP, and UAP will continue as the surviving corporation, and each outstanding UAP Share not owned by us directly or indirectly will be converted into the right to receive the Offer Price (the acquisition of UAP Shares pursuant to the Tender Offer and the subsequent Merger are herein collectively referred to as the “UAP Acquisition”).

Our acceptance for payment and payment for UAP Shares validly tendered and not withdrawn pursuant to the Tender Offer is subject to: (i) the requirement that holders of at least a majority of the total number of outstanding UAP Shares (determined on a fully-diluted basis) tender their shares to the Tender Offer, (ii) the condition that all waiting periods applicable to the UAP Acquisition under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated, (iii) the condition that all approvals under the Competition Act (Canada) (the “Competition Act”) shall have been obtained, and (iv) the satisfaction or waiver of other customary closing conditions for a transaction of this nature. We anticipate that the Tender Offer will be completed shortly after satisfaction or waiver of such conditions, provided that this occurs within six months of the date of the Merger Agreement, or nine months if such period is extended by the terms of the Merger Agreement in certain circumstances.

On December 2, 2007, we also entered into a commitment letter (the “Commitment Letter”) with a Canadian chartered bank pursuant to which the bank agreed, on its own behalf and in its capacity as administrative agent, to provide us with new committed senior, unsecured credit facilities for the purpose of partially financing the UAP Acquisition, paying related fees and expenses, and refinancing existing debt of UAP and its subsidiaries. These new credit facilities are comprised of: (i) a nine month bridge credit facility in an aggregate principal amount of up to U.S.$1.25 billion; (ii) an 18 month bridge credit facility in an aggregate principal amount of up to U.S.$900 million; and (iii) a five year term credit facility totalling U.S.$460 million (collectively, the “Acquisition Credit Facilities”).

In addition, we intend to amend certain financial covenants in our existing credit agreement relating to our senior, unsecured credit facilities in the aggregate principal amount of up to U.S.$600 million (the “Existing Credit Facilities”), subject to obtaining the necessary consents and amendments thereunder, to permit us to borrow additional amounts under the Acquisition Credit Facilities. Pursuant to the Commitment Letter, the bank has agreed to provide us with new committed senior, unsecured credit facilities (the “Backstop Credit Facilities”) to replace our Existing Credit Facilities in the event that the necessary consents and amendments are not received and the Existing Credit Facilities are not amended. The Backstop Credit Facilities will terminate and may be cancelled by us in certain circumstances including in the event that the Existing Credit Facilities are amended.

In the event that the Existing Credit Facilities are amended, we also anticipate borrowing up to U.S.$300 million under our Existing Credit Facilities for the purpose of partially financing the UAP Acquisition. We may also fund a portion of the purchase price of the UAP Acquisition through the offer and sale of Securities. The specific terms of any Securities offered for this purpose will be described in one or more prospectus supplements, which will accompany this Amended Prospectus.

UAP is the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. UAP markets a comprehensive line of products, including chemicals, fertilizer, seed, and value-added services to farmers, commercial growers and regional dealers and in professional non-crop markets.”

Investing in the Securities offered by the Amended Prospectus involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare the Amended Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) is contained in the notes to our annual consolidated financial statements incorporated by reference in the Amended Prospectus. You should also refer to our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, and our unaudited supplemental information entitled “Item 18 Reconciliation with United States

2

Generally Accepted Accounting Principles For the Three and Nine Months Ended September 30, 2007”, both of which are incorporated by reference in the Amended Prospectus, for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. The Amended Prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in the Amended Prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in the Amended Prospectus are residents of Canada, and a substantial portion of our and their assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state or provincial securities commission or similar authority has approved or disapproved of these securities, or passed upon the adequacy or accuracy of the Amended Prospectus. Any representation to the contrary is a criminal offence.

3

Base Shelf Prospectus

SHORT FORM PROSPECTUS

New Issue	August 22, 2007

Agrium Inc.

U.S.$1,000,000,000

Common Shares
Preferred Shares
Subscription Receipts
Debt Securities
Units

We may from time to time offer and issue to the public in one or more series or issuances our common shares (“Common Shares”), our preferred shares (“Preferred Shares”), our subscription receipts (“Subscription Receipts”), one or more series of our unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (“Debt Securities”) and/or our units comprised of one or more of the other securities described in this prospectus in any combination (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts and Debt Securities, the “Securities”) in an aggregate initial offering price of up to U.S.$1,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this prospectus, including any amendments hereto, remains valid. The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us. Debt Securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies in certain respects.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.

Securities may be offered separately or together, in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any Securities offered will be described in one or more prospectus supplements, which will accompany this prospectus, including where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares, Preferred Shares or Debt Securities, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms; and (v) in the case of Units, the number of Units being offered, the designation and terms of the Units and of the securities comprising the Units, the offering price and any other specific terms. We may also include in a prospectus supplement specific terms pertaining to Securities which are not within the options and parameters set forth in this prospectus.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such prospectus supplement or prospectus supplements on the internet at www.sec.gov. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We may sell Securities to or through underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The applicable prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Securities, and will set forth the specific terms of the offering of Securities, including the method of distribution of such Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of such securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “AGU”. On August 21, 2007, the last trading day before the filing of this prospectus, the closing price of the Common Shares on the TSX was Cdn.$43.98 per Common Share, and the closing price of the Common Shares on the NYSE was U.S.$41.43 per Common Share. Unless otherwise specified in the applicable prospectus supplement, the Preferred Shares, Subscription Receipts, Debt Securities and Units will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities and the Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities and the Units and the extent of our regulation.

Investing in the Securities offered by this prospectus involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

Our head and registered office is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

- ii -

DEFINITIONS AND OTHER MATTERS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any of the Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$1,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 28 of our consolidated financial statements as at and for the year ended December 31, 2006 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP. You should also refer to our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, and the unaudited supplemental information entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Three and Six Months Ended June 30, 2007” (“Interim GAAP Reconciliation”), for a further discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.

EXCHANGE RATES

In this prospectus, references to “dollars”, “$”, and “U.S. $” are to United States dollars, and references to “Cdn. $” are to Canadian dollars. The exchange rate between the Canadian dollar and the United States dollar used in this prospectus varies depending on the date and context of the information contained herein.

The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Six Months
	Ended June 30,		Year Ended December 31,
	2006	2007	2002	2003	2004	2005	2006

Rate at end of period	0.8969	0.9404	0.6329	0.7738	0.8310	0.8579	0.8582
Average rate for period	0.8787	0.8815	0.6368	0.7139	0.7682	0.8254	0.8818
High for period	0.9100	0.9453	0.6619	0.7738	0.8493	0.8690	0.9100
Low for period	0.8528	0.8437	0.6200	0.6349	0.7258	0.7872	0.8528

On August 21, 2007, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn. $1.00 = U.S. $0.9433.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included or incorporated by reference in this prospectus or in any applicable prospectus supplement constitute forward-looking statements as defined under applicable securities legislation. Forward- looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2006 incorporated by reference herein including under the heading “Outlook “ and in our management’s discussion and analysis for the three and six-month periods ended June 30, 2007 incorporated by reference herein;

•	our 2007 key corporate goals;

•	the outlook for global and North American agricultural markets;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	anticipated tax rates;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	the construction of a nitrogen facility in Egypt;

•	our potential participation in a Chinese joint venture;

•	actions or changes in policy by governments;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	our future results and plans, including our recent acquisitions;

•	the terms of the offering of our Securities;

•	our ratings outlook;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors; and

•	stock-based compensation.

Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement or in any document incorporated herein or therein, which may cause our actual results, performance or achievement to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply, demand and price of crop nutrients and input or feedstock prices, seed and crop protection products; the level of Chinese nitrogen and phosphate exports; supply and demand for grain and other agricultural crops and resulting crop prices; changes in government agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; ability to transport or deliver production to markets; present and discontinued mining operations; and labour disruptions; and,

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including hedging and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; changes to construction cost, timing of construction, performance of other parties, and political risks associated with our Egyptian nitrogen project; and other factors, many of which are beyond our control.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies.

All of the forward-looking statements contained in this prospectus or in any prospectus supplement or in any document incorporated herein or therein, are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements set forth above include the following:

•	continuation of the recent positive market developments throughout 2007, including the continuation of strong corn and wheat prices relative to historic levels, and above average crop acreage in the U.S. particularly for corn and wheat acreage which is expected to support strong demand for crop inputs such as: nutrients, crop protection products, seed and retail services;

•	anticipated continuation of tight world fertilizer markets, supporting strong prices and margins;

•	lowering our Canadian phosphate rock costs from 2006 levels on a per unit basis in the second half of 2007;

•	our Kenai, Alaska nitrogen plant operating for only about five months in 2007;

•	the continuation of the Argentine urea price cap to growers of $300 per tonne which could limit our urea margins;

•	increased sales and gross profit to be generated from our new Advanced Technologies business unit with 2007 to represent our first full year of operations in this business segment;

•	achievement of $45-million in Retail synergies and margin improvement from the Royster-Clark acquisition by the end of 2007; and

•	realizing the expected benefits from our Saskatchewan potash mine expansion.

The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2006 incorporated by reference herein and in particular the sections headed “Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our management’s discussion and analysis for the three and six-month periods ended June 30, 2007 incorporated by reference herein and in particular the section headed “Outlook, Key Risks and Uncertainties” therein, and are further discussed in the “Risk Factors” section in this prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus, or in any applicable prospectus supplement, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, (403) 225-7000.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form dated February 21, 2007 (“AIF”) for the year ended December 31, 2006;

(b)	our management proxy circular dated March 13, 2007 (“Proxy Circular”) relating to the annual general and special meeting of our shareholders held on May 9, 2007;

(c)	our audited annual financial statements (“Annual Financial Statements”), consisting of our consolidated balance sheets as at December 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2006;

(e)	our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, together with the report of our auditors thereon;

(f)	our unaudited interim financial statements (“Interim Financial Statements”) consisting of our consolidated balance sheets as at June 30, 2007 and 2006 and our consolidated statements of operations and retained earnings, cash flows and shareholders’ equity for the three and six month periods ended June 30, 2007 and 2006;

(g)	our management’s discussion and analysis for the three and six month periods ended June 30, 2007; and

(h)	our Interim GAAP Reconciliation.

Any documents of the type referred to in the preceding paragraph, all material change reports (excluding confidential material change reports), and all business acquisition reports required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, including unaudited interim financial statements, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this prospectus forms a part.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except to the extent as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by us with and, where required, accepted by the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements, and all unaudited interim financial statements, material change reports, business acquisition reports and management proxy circulars (other than a management proxy circular relating to an annual meeting of shareholders) filed prior to the commencement of our financial year in which the new annual information form was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder and upon a new management proxy circular relating to an annual meeting of our shareholders being filed by us with the applicable securities regulatory authorities during the term of this prospectus, the management proxy circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

One or more prospectus supplements containing the specific variable terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of any such prospectus supplement, but only for the purposes of the offering of the Securities covered by any such prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) our AIF; (ii) our Proxy Circular; (iii) our Annual Financial Statements; (iv) our management’s discussion and analysis for the fiscal year ended December 31, 2006; (v) our Interim Financial Statements; (vi) our management’s discussion and analysis for the three and six-month periods ended June 30, 2007; (vii) our audited supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Years Ended December 31, 2006, 2005 and 2004”, together with the report of our auditors thereon; (viii) our Interim GAAP Reconciliation; (ix) the consent of KPMG LLP; (x) powers of attorney of our directors and officers; (xi) the Indenture; and (xii) statement of eligibility of the Trustee on Form T-1.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors set forth below and incorporated herein by reference as well as other information contained in and incorporated by reference in this prospectus, and in the applicable prospectus supplement or prospectus supplements, particularly in our current annual information form and annual and interim management’s discussion and analysis, before purchasing the Securities offered hereby.

Risks relating to Agrium and our industry

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices for our products and services. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.

The industry in which we operate and the product prices and margins we receive are subject to volatility

Our operating results are dependent on demand for crop inputs and on nutrient prices and margins. Demand for crop inputs can be affected by a number of factors including weather conditions, particularly during periods of seasonally high demand in the spring and fall, current and expected future grain prices, and governmental policies that may directly or indirectly influence the number of acres planted or the mix of crops planted. In addition, since crop nutrients are also used for industrial applications, industrial markets and the general economy may affect crop nutrients demand and prices.

The price at which we sell our products could fall or fluctuate unpredictably in the event of significant changes in crop nutrient supply and demand conditions. This price volatility may cause our operating results to fluctuate significantly. Prices and margins for all three major nutrients have demonstrated significant volatility over time.

Our ability to negotiate, earn, and collect rebates is an important aspect of our Retail business. We price our products to customers based on the cost of the products less the amount of rebates we expect to receive at the end of the crop year. However, the amount of rebates we earn and the nature of the rebate programs are determined by our suppliers and are directly related to the performance of our business.

Margins for nitrogen in particular can vary significantly due to the potential for changes in both nitrogen sales prices and raw material costs. Natural gas is the principal raw material used to produce nitrogen-based fertilizers and is our single largest purchased raw material for our Wholesale operations. In 2006, natural gas accounted for approximately 85 percent of the cash cost of producing ammonia, the building block of all nitrogen-based fertilizer. North American natural gas prices are subject to price volatility. From time to time, a significant rise in the cost of natural gas, a major component of production costs, has negatively impacted our gross profits. There can be no assurance that increased manufacturing costs resulting from increased natural gas costs can be recovered in sales price increases to our customers. While we financially hedge some portion of our natural gas supply to reduce risk and volatility, a significant increase in the cost of natural gas that is not hedged and could not be recovered through an increase in nitrogen-based fertilizer prices could have a material adverse effect on us. An extended interruption in supply of natural gas to our production facilities could have a material adverse effect on our business, financial condition or results of operations. Production costs for phosphate and potash products can also vary depending on input costs, such as sulphur and ammonia costs for phosphate production, and the value of the Canadian dollar.

We have at various times suspended production at some of our facilities due to reduced demand, reduced margins or gas supply shortages. Gas availability at our Kenai, Alaska facility continues to be a risk factor given the tight regional gas supply which is impacted by increased demand in cold weather and limited gas exploration and development activity by gas exploration companies. The Profertil facility has curtained or suspended production at times due to gas supply shortages and gas transportation restrictions. If fertilizer industry oversupply conditions exist, the price at which we sell our products could decline, which could have an adverse effect on our business, financial condition and results of operations. The extent to which we utilize available capacity at our facilities will cause fluctuations in our results of operations, as we will incur costs for any temporary or permanent shutdowns of our facilities. Key input costs such as natural gas may fluctuate significantly between the time the product is manufactured and the time it is sold. Inventory of product may be built up in off-season periods when costs may be relatively high and may be required to be sold when prices decline, potentially negatively impacting margins. Inventory accumulations may be financed by short-term borrowings, which are retired with the proceeds of the sales of such inventory.

Our business is subject to risks and hazards that could result in significant interruption of operations and resulting losses and potential legal liability

Our business is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected weather conditions, such as potential flooding of facilities and/or earthquakes, and changes in the regulatory environment. The occurrence of any such risks or hazards could result in significant interruption of our operations, damage to, or destruction of our production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. We maintain insurance against risks that are typical in the industry (including business interruption insurance), but such insurance may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution, earthquakes and terrorist acts) is not generally available to companies within our industry and, if available, may not be available at acceptable premiums. Although we maintain liability insurance in an amount which we consider adequate, liabilities might exceed policy limits or we might elect not to insure ourselves against such liabilities due to high premium costs or other reasons, in which event we could incur significant costs that could have a material adverse effect upon results of operations.

There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.

We face environmental, health and security risks as a result of our operations in the agricultural sector and the fertilizer supply chain

We face environmental, health, safety and security risks typical of those found throughout the agriculture sector and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas.

One additional risk associated with our Royster-Clark acquisition is that some of these retail centers continue to carry agriculture grade ammonium nitrate, which our Wholesale and Retail segments announced in 2005 that we would no longer produce or carry. In 2006, our long-standing risk profile changed with the acquisition of three new businesses that included new markets and advance planning associated with prospective overseas expansions.

We are subject to numerous risks and uncertainties relating to international sales and operations

We have significant operations in Canada and the U.S. We also operate wholesale and retail operations in Argentina, have an equity position in a Chinese specialty fertilizer company, and expect to further expand international operations, including our recently announced project that will construct a world scale nitrogen facility in Damietta, Egypt. For the year ended December 31, 2006, we derived approximately 15 percent of our net sales from customers outside North America. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	unexpected changes in regulatory environments and/or government actions that may impact the availability or cost of feedstock;

•	the impact of government ownership and regulation of the economy in the markets we serve;

•	political and economic instability, including the possibility for civil unrest;

•	earnings that may be subject to withholding requirements;

•	changes to tariffs, exchange controls or other restrictions; and,

•	the impact of currency exchange rate fluctuations between the U.S. dollar and other currencies, particularly the Canadian dollar, the Argentine peso, the Egyptian pound, the Euro and the Chinese yuan.

The occurrence of any of the above events in the markets where we operate, particularly in Argentina, Egypt and China, could jeopardize or limit our ability to transact business in those markets and could adversely affect our revenues and operating results.

We are subject to the impact of changes in foreign exchange rates

The international currency of agribusiness is the U.S. dollar, and accordingly we use the U.S. dollar as our reporting currency. We conduct business in U.S. and Canadian dollars, as well as Euros and Argentine pesos. Fluctuations in these currencies can impact our financial results. A significant shift in value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of goods sold basis, as well as corporate overhead costs.

The market for our crop inputs and other products is highly competitive and our inability to compete with our competitors may harm our business results

The market for our crop inputs and many other products is highly competitive. Our competitors include other agriculture retailers, specialty product manufacturers and large integrated fertilizer producers; many of these competitors may be cooperatives, regional distributors and independent dealers.

Fertilizer is a global commodity and customers base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. We compete with a number of producers outside of North America including state-owned and government-subsidized entities which may have greater access to resources, including some that may be lower cost or government subsidized. An inability to compete with our competitors may harm our business results by lowering our sales and profits.

Our business is highly regulated and changes in legislation or in the interpretation of existing legislation can have significant and unintended consequences on our business

The production, storage, distribution and sale of fertilizers and other agricultural inputs is heavily regulated. The purpose of this legislation is to protect human health and the environment. This legislation includes design, construction and operations limits as well as air emissions, water discharges and waste management regulation enforced through site-specific permit and license requirements at our mining, manufacturing, terminal and retail locations. Strict rules apply to each mode of transportation (rail, barge and truck) and pertain to vehicle design, maintenance, inspection, repair and operation. Products must be appropriately packaged, labelled and registered for use in accordance with each specific jurisdiction in which it is sold. Overlaying these infrastructure requirements and operational limits, and applicable to all aspects of our business, are worker protection and security regulations, emergency response programs and mitigation of contaminated sites. We expend considerable resources in capital, operating and staffing costs ensuring that these legislative requirements are met.

While the cost of adherence to existing legislative requirements is an accepted and largely beneficial aspect of the business, changes in legislation or the interpretation of existing legislation can have significant and unintended consequences on our business. Given the energy intensive nature of fertilizer production and nitrogen production in particular, this creates a risk of additional regulatory burden and compliance costs. Further, in a globally competitive fertilizer industry there is a risk of an unequal playing field emerging providing a competitive advantage for nitrogen producers who are not subject to equivalent compliance measures.

Canada’s federal government introduced the Clean Air Act in the fall of 2006. This piece of legislation intends to regulate a multitude of air pollutants, including emissions contributing to climate change. The impact of this shift in policy is yet to be determined, but ammonia is one of the relevant items listed in the legislation to be further regulated. We are working with the government on our own and through our industry association to identify a sustainable way to reduce emissions at our plants and in growers’ fields.

We are in the process of cleaning up historic contamination at various sites, including mining operations of predecessor companies, and also reclaiming certain retired properties. An environmental remediation liability in the amount of approximately $117-million (undiscounted) as of December 31, 2006 has been recorded in our financial statements to provide for estimated remedial costs, and an asset retirement obligation in the amount of approximately $71-million (escalated at an inflation rate and discounted) as of December 31, 2006 has been recorded in our financial statements to provide for estimated costs relating to asset retirement activities. We believe that we have undertaken and continue to pursue all investigative remedial and reclamation actions at these sites and record appropriate environmental remediation liabilities and asset retirement obligations in our consolidated balance sheet. However, there can be no assurance that material costs or liabilities in excess of the liabilities or obligations recorded in our financial statements will not be incurred in connection with such cleanup or asset retirement activities or related proceedings, claims or compliance requests in the future for currently unknown environmental remediation liabilities or asset retirement obligations.

Transportation costs and reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North American given the safety risks of transporting this product.

A denial or delay in issuing certain permits relating to our facilities could have a material adverse effect on our operations

We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a government agency, or the actions by a non-governmental organization or lobby group, to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility.

We may be subject to anti-dumping or other trade regulation proceedings

We are subject to the trade laws and policies of the U.S. and other countries in which we sell our products, including anti-dumping regulations. There have been a number of anti-dumping proceedings in the U.S. and Mexico to which various importers of fertilizer products, including Agrium, have been subject. None of the proceedings has resulted in an adverse determination against us. While we believe that our products are sold at fair prices, there can be no assurance that we will not be the subject of anti-dumping or other trade regulation proceedings in the future. If we are named in any such proceedings, any adverse determination could have an adverse effect on our results of operations. Additionally, we are subject to the Argentinean urea price cap to growers of $300 per tonne which could limit our urea margins from sales to Argentine growers.

Changes to tax laws or to the interpretation of existing tax laws may negatively impact our operating results

Tax risk includes potential changes to tax laws, or in interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.

The loss of key individuals may affect our business

The tight labour market across many areas in which we operate and the associated risk of losing key individuals from the company is a risk to our business.

We are subject to risks associated with the integration of acquisitions and expansions

There is a risk associated with any new acquisition that the new business is not integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated return on investment.

If counterparties do not fulfil their obligations we may incur losses

We face the risk of loss should a counterparty be unable to fulfil its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.

Risks relating to the Securities

The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership

Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries and AGRIUM, a general partnership organized under the laws of Alberta (the “Agrium Partnership”). The Debt Securities will be obligations exclusively of Agrium Inc. Neither our subsidiaries nor the Agrium Partnership will guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future obligations of our subsidiaries and the Agrium Partnership as a result of Agrium Inc. being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries or the Agrium Partnership, creditors of Agrium Inc. (including the holders of the Debt Securities), as well as shareholders of Agrium Inc., will have no right to proceed against the assets of such subsidiaries or the Agrium Partnership or to cause the liquidation or bankruptcy of the subsidiaries or the Agrium Partnership under applicable bankruptcy laws. Creditors of such subsidiaries or the Agrium Partnership would be entitled to payment in full from such assets before Agrium Inc., as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries and the Agrium Partnership will have priority with respect to the assets and earnings of such subsidiaries and the Agrium Partnership over the claims of creditors of Agrium Inc., including claims under the Debt Securities except to the extent that Agrium Inc. may itself be a creditor with recognized claims against the subsidiaries or the Agrium Partnership ranking at least pari passu with such other creditors, in which case the claims of Agrium Inc. would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership senior to that held by Agrium Inc. As of June 30, 2007, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $679 million of accounts payable and accrued liabilities (excluding intercompany liabilities). There are no terms of the Debt Securities that limit the ability of our subsidiaries and the Agrium Partnership to incur additional indebtedness.

There can be no assurance as to the liquidity of the trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units or that a trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units will develop.

Prior to an offering of Preferred Shares, Subscription Receipts, Debt Securities or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred

Shares, Subscription Receipts, Debt Securities or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities or Units, and the extent of issuer regulation.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Our ability to service our indebtedness and to pay dividends on our Common Shares or Preferred Shares or distributions on our Subscription Receipts is dependent on the operating cash flow of our subsidiaries and the Agrium Partnership

As a result of Agrium Inc. being a holding company, Agrium Inc.’s operating cash flow and its ability to service its indebtedness, including the Debt Securities, or to pay dividends on our Common Shares or Preferred Shares or distributions on our Subscription Receipts, is dependent upon the operating cash flow of its subsidiaries and the Agrium Partnership and the payment of funds by such subsidiaries and the Agrium Partnership to Agrium Inc. in the form of loans, dividends or otherwise. Our subsidiaries and the Agrium Partnership have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities, the Common Shares, the Preferred Shares or the Subscription Receipts or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Agrium Inc. by its subsidiaries and the Agrium Partnership may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and the Agrium Partnership and are subject to various business and other considerations.

AGRIUM

We are a major retailer of agricultural products and services in North and South America and a global producer and wholesale marketer of nutrients for agricultural, speciality and industrial markets. For the fiscal year ended December 31, 2006, we reported our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments were Retail, Wholesale, and Advanced Technologies.

Retail

Our Retail operating segment sells fertilizers, crop protection products, seeds and agronomic services to farmers through over 400 farm centers in the U.S., Argentina and Chile.

Wholesale

Our Wholesale operating segment manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based fertilizer products.

We own and operate seven major nitrogen facilities. Two of these facilities are directed to international sales, one located in Bahia Blanca, Argentina (Profertil) and one in Kenai, Alaska. We operate four large nitrogen facilities in Alberta, Canada and one in Borger, Texas. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the U.S. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline from Texas to the Western Cornbelt. We also own and operate a number of facilities that upgrade ammonia to other nitrogen products such as nitrogen solutions (UAN) and nitric acid. Total capacity of our nitrogen plants and facilities is over 6.4 million product tonnes.

We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Capacity of this plant is over two million product tonnes.

Our Redwater, Alberta facility also produces sulphur and phosphate-based fertilizers and is supplied phosphate rock from our phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility and phosphate rock mine are located at Conda, Idaho, U.S. Total capacity of these plants is approximately 1.3 million product tonnes.

In addition to the above production plants, we operate a granular micronutrient production facility and a number of fertilizer granulation and blending plants in the U.S.

Products from our facilities in North America are primarily marketed within North America with the exception of production from our Kenai, Alaska and Vanscoy, Saskatchewan plants. Kenai products are primarily marketed internationally, and approximately 40 percent of Vanscoy’s potash production is sold internationally. Products produced at our joint venture plant in Argentina are marketed both within Argentina and internationally.

We have an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, Midwest Cornbelt, Great Plains, and Southeast regions of the U.S. Increased distribution assets acquired during 2006 as part of our acquisition of Royster-Clark has facilitated growth in the product purchased for resale markets.

Advanced Technologies

Commencing July 1, 2006 the newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses, along with our existing controlled-release products, are included in our new Advanced Technologies operating segment. This segment is comprised of fertilizer technologies and professional products. Advanced Technologies utilizes urea produced at our Wholesale Carseland facility in their production of ESN. In April 2007, we acquired a 19.6% equity position in Chinese specialty fertilizer company, Hangfeng Evergreen Inc. for U.S.$ 63 million.

Fertilizer technologies include the manufacturing and marketing of controlled-release nitrogen fertilizers that are sold to the fertilizer industry worldwide. We have numerous exclusive arrangements with distributors in North America and certain other countries. Fertilizer technology products are produced in four production facilities located in the U.S. at Mobile, Alabama and Sylacauga, Alabama and in Canada at Courtright, Ontario and Carseland, Alberta.

Professional products include the marketing of fertilizer and pest control products in Canada to the professional turf market (golf courses and lawn care companies) and the structural pest control industry (pest control in residential and commercial structures). Professional products are marketed through an extensive network of distributors across Canada and are produced and/or packaged in two Canadian production facilities located in Putnam, Ontario and Brighton, Ontario.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the Common Shares and/or Preferred Shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (“Preferred Shares”). As at July 31, 2007, 133,589,328 Common Shares were issued and outstanding, and no Preferred Shares were outstanding.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each Common Share entitles the holder to one vote, except at meetings at which only holders of Preferred Shares of one or more series are entitled to vote. The holders of Common Shares are entitled to participate rateably in any dividends that may be declared by the directors of Agrium on the Common Shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of Common Shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our Preferred Shares. There are no pre-emptive or conversion rights attaching to the Common Shares and the Common Shares are not subject to redemption. All Common Shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our Common Shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of Common Shares or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

Preferred Shares

Preferred Shares may be issued at any time and from time to time in one or more series, and the board of directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series, and are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of Preferred Shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of Preferred Shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the Preferred Shares as a class may be added to, changed or removed, and the board of directors of Agrium may create shares ranking prior to the Preferred Shares, only with the approval of the holders of the Preferred Shares as a class, any such approval to be given by the holders of not less than 66 2/3 per cent of the Preferred Shares in writing by the registered holders or by resolution at a meeting of such holders.

The specific terms of a series of Preferred Shares as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of Preferred Shares.

Shareholder Rights Plan

We are party to an amended and restated shareholder rights plan agreement dated May 9, 2007 (the “Rights Plan”) with CIBC Mellon Trust Company as rights agent, designed to encourage the equal treatment of all shareholders in connection with an unsolicited take-over bid for Agrium. Under the Rights Plan, one right (a “Right”) has been issued and attached to each Common Share outstanding and will be attached to each Common Share subsequently issued.

Each Right entitles the holder thereof to purchase from us one Common Share at an exercise price equal to three times the market price per Common Share subject to adjustments (the “Exercise Price”). However, if a person becomes the beneficial owner of 20% or more of the outstanding Common Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid or certain other exceptions, or announces the intent to commence a take-over bid, each Right (other than Rights beneficially owned by the offeror and certain related parties) shall constitute the right to purchase from us that number of Common Shares that have a market value at the date of occurrence equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (i.e. at a 50% discount).

A “Permitted Bid” under the Rights Plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

•	the bid is made to all owners of Common Shares;

•	the bid must remain open for at least 60 days and more than 50% of the outstanding Common Shares (other than Common Shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any Common Shares may be taken up and paid for; in addition, if 50% of the Common Shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

•	under the terms of the bid, Common Shares may be deposited at any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares so deposited may be withdrawn until taken up and paid for.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

The principal terms of the Rights Plan have been summarized in Schedule “D” to our Proxy Circular, which is incorporated by reference into this prospectus. A copy of the Rights Plan has also been filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. Subscription Receipts may be offered separately or together with Common Shares or Debt Securities, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The following sets forth certain general terms and provisions of the Subscription Receipts offered under this prospectus. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with security regulatory authorities in Canada after it has been entered into by us.

The particular terms of each issue of Subscription Receipts will be described in the related prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

•	the number of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Agrium” refer only to Agrium Inc. without any of its subsidiaries or the Agrium Partnership through which it operates.

The Debt Securities will be issued under an indenture dated May 16, 2006 (the “Indenture”) entered into between Agrium and The Bank of New York Trust Company, as successor to J.P. Morgan Trust Company, N.A. (the “Trustee”). The Indenture is subject to and governed by the Canada Business Corporations Act and, consequently, is exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Indenture Securities”.

The terms and conditions applicable to a series of Debt Securities will be established in accordance with the requirements of the Indenture for the specific Debt Securities and contained in the applicable prospectus supplement.

A copy of the Indenture is filed as an exhibit to the registration statement on Form F-10 with respect to the Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More

Information” for details concerning how you may obtain a copy of the registration statement, including the Indenture filed as an exhibit thereto.

General

The Indenture does not limit the aggregate principal amount of Indenture Securities that we may issue under the Indenture. The Indenture provides that Indenture Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30 day months;

(e)	the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository thereof;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if the Debt Securities of a series are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

(w)	if other than described herein, whether and under what circumstances we will pay additional amounts on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such additional amounts; and

(x)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.

We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.

Ranking

Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries and the Agrium Partnership. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and the Agrium Partnership. See “Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership”.

Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens and sale and leaseback transactions set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.

Form, Exchange and Transfer

A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our Debt Securities will be made at the office or agency of the Trustee.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.

Global Securities

A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

“Attributable Debt” means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.

“Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such

Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted account principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

“Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.

“Sale/Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours, for a period of more than 12 months, of any real or personal property with a gross book value (without reduction of any reserve for depreciation) on the date of determination in excess of $1 million, which property has been or is to be sold or transferred by us or such Subsidiary to such Person in contemplation of such leasing.

“Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of our outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in our most recent audited consolidated balance sheet.

“Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended.

“Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants

Limitation on Liens

The Indenture provides that we will not, and will not permit any Subsidiary of ours to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of ours or of any Subsidiary of ours, without in any such case effectively providing that the Indenture Securities shall be secured equally and ratably with (or prior to) such Debt provided, however, that the foregoing restrictions shall not apply to:

(a)	mortgages existing on the date the Indenture Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

(g)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale/Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Indenture Securities or other Debt of ours as set forth below under “Limitation on Sale/Leaseback Transactions”) would not then exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale/Leaseback Transactions

The Indenture provides that we will not, and will not permit any Subsidiary of ours to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Subsidiary of ours) unless:

(a)	at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the provision of the covenant described under “Limitation on Liens” without equally and ratably securing the Indenture Securities pursuant to such provisions;

(b)	after the date on which Indenture Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of us or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

(c)	during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of Indenture Securities or any Debt of ours (other than Indenture Securities or Debt that is held by us or any Subsidiary of ours or Debt of ours that is subordinate in right of payment to the Indenture Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by us as set forth in clause (b) above), less an amount equal to the principal amount of such Indenture Securities and Debt voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Subsidiary of ours during such period.

Consolidation, Merger and Sale of Assets

The Indenture provides that we may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Indenture Securities or unless the Indenture Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Indenture Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Indenture Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Indenture Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Indenture Securities, from the “Limitation on Liens” covenant, the “Limitation on Sale/Leaseback Transactions” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Indenture Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Indenture Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Securities will not recognize income, gain or loss of United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or he continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) ;

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.

Events of Default

The Indenture provides that the following shall constitute events of default with respect to Indenture Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on any Indenture Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Indenture Security of that series at its maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Indenture Securities of that series;

(d)	breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Indenture Securities affected thereby;

(e)	acceleration of or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $50 million or 5% of our Shareholders’ Equity;

(f)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(g)	any other events of default provided with respect to the Indenture Securities of that series.

If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Indenture Securities of any series, then in every such case the Trustee or the holders of not less than 25% in principal amount of outstanding Indenture Securities of that series may declare the principal amount (or, if the Indenture Securities of that series are original issue discount Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon. any such declaration the same shall become immediately due and payable.

If an event of default described in clause (d) or (g) above occurs and is continuing with respect to Indenture Securities of one or more series, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Indenture Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Indenture Securities of such affected series are original issue discount Indenture Securities or indexed Indenture Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Indenture Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

If an event of default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all outstanding Indenture Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Indenture Securities or indexed

Indenture Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Indenture Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.

However, at any time after a declaration of acceleration with respect to the outstanding Indenture Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Indenture Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Indenture Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Indenture Securities of all series affected by such event of default.

No holder of an Indenture Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Indenture Securities of that series, (b) the holders of at least 25% in principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of an Indenture Security for the enforcement of payment of the principal of or any premium or interest on such Indenture Security on or after the applicable due date specified in such Indenture Security.

We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

Additional Amounts

All payments made by us under or with respect to the Indenture Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Indenture Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”) (i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act(Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Indenture Securities or the receipt of payments thereunder. We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Indenture Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Indenture Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Indenture Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to an Indenture Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Modification of the Indenture and Waiver

Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Indenture Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Indenture Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Indenture Security; (iii) reduce the amount of the principal of such outstanding Indenture Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Indenture Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Indenture Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Indenture Securities necessary to waive any past default or covenants except as otherwise specified.

The holders of a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of all holders of outstanding Indenture Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Indenture Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Indenture Securities such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information

We shall file with the Trustee and transmit by mail to all holders of Indenture Securities, as their names and addresses appear in the security register, within 15 days after we file them with the SEC, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and provide the Trustee and holders of Indenture Securities (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.

Governing Law

The Indenture is and the Debt Securities will be governed by the laws of the State of New York.

Consent to Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submit to such jurisdiction.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

INTEREST COVERAGE RATIOS

The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve-month periods ended December 31, 2006 and June 30, 2007 and are based on audited financial information, in the case of December 31, 2006, and unaudited financial information, in the case of June 30, 2007. The coverage ratios set out below do not give effect to the issue of any Securities pursuant to this prospectus since the aggregate initial offering amount of Securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future period.

	December 31, 2006	June 30, 2007

Interest coverage on long-term debt(1)(2)	1.19	5.19

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our interest expense on long-term debt for the relevant period.

(2)	The interest coverage ratios have been calculated excluding the carrying charges for the $1 million and $1 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2006 and June 30, 2007, respectively, and the interest expense on the $227 million and $150 million of indebtedness under our credit facilities as at December 31, 2006 and June 30, 2007, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve-month periods ended December 31, 2006 and June 30, 2007 would have been 1.16 and 4.70, respectively.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded our debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings we have received in respect of our outstanding debt securities from the ratings agencies, which ratings and ratings outlook remain unchanged as at the date of this prospectus. The ratings for any particular series of Debt Securities will be set out in the applicable prospectus supplement relating to such Debt Securities.

	Moody’s	Standard	Dominion Bond
	Investor Service	& Poor’s	Rating Service

Senior Unsecured Notes and Debentures	Baa2	BBB	BBB
Ratings Outlook	Stable	Stable	Stable

A description of the rating categories of each of the rating agencies in the table above is set out below.

Moody’s Investors Service (“Moody’s”)

The Baa2 rating assigned to our senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Moody’s also assigned a stable outlook to the ratings, which is Moody’s opinion regarding the likely direction of a rating over the medium term.

Standard & Poor’s (“S&P”)

The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issuers of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P uses “+” or − designations to indicate the relative standing of securities within a particular rating category.

S&P also assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.

Dominion Bond Rating Service (“DBRS”)

The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that our rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

DBRS also assigned a stable outlook to the ratings, which provides DBRS’ opinion regarding the outlook of the ratings.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals, and may also sell Securities to one or more purchasers directly or through agents. Underwriters may sell Securities to or through dealers. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us.

In connection with the sales of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the United States Securities Act of 1933.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

A prospectus supplement will identify each underwriter, dealer or agent engaged and any fees or compensation payable to the underwriters, dealers or agents in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to us.

Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Securities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series or issue of Preferred Shares, Subscription Receipts, Debt Securities or Units will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Preferred Shares, Subscription Receipts, Debt Securities or Units on a national securities exchange. Any underwriters, dealers or agents to or through which Preferred Shares, Subscription Receipts, Debt Securities or Units are sold by us for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Preferred Shares, Subscription Receipts, Debt Securities or Units of any series or issue will develop or as to the liquidity of any such market for Preferred Shares, Subscription Receipts, Debt Securities or Units, whether or not the Preferred Shares, Subscription Receipts, Debt Securities or Units are listed on a national securities exchange.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Securities will be used by us to reduce our outstanding indebtedness, to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures or for general corporate purposes. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, will be paid out of our general funds. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Securities pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the issuance of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class.

EXPERTS

Our consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 21, 2007 also incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF.

AUDITORS’ CONSENT

The Board of Directors
  Agrium Inc.

We have read the short form prospectus of Agrium Inc. (the “Corporation”) dated August 22, 2007 relating to the offering of Securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated February 21, 2007. We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors of the Corporation on the supplemental information entitled “Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2006, 2005 and 2004.” Our report is dated February 21, 2007.

(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
August 22, 2007

U.S.$

Agrium Inc.

     % Debentures due          ,

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
UBS Investment Bank

RBC Capital Markets

BMO Capital Markets
Scotia Capital

CIBC World Markets
TD Securities
BNP PARIBAS
HSBC

          , 2008